30 October 2008

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

Attention: SEC Filing Desk

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Letter to shareholders confirming details of dividend payments;
- Media release Treasurer approval for merger;
- Appendix 4E profit announcement;
- Final results presentation to analysts;
- Appendix 3B.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary



23 October 2008

St.George Bank Limited
ABN 92 055 513 070
Address all correspondence and enquiries to:
Computershare Investor Services Pty Limited
GPO Box 4519
Melbourne VIC 3001
Telephone: 1800 804 457
International: 61 3 9415 4024
Facsimile: 61 3 9473 2500
www.computershare.com

000001 000 SGB
MR AB SAMPLE
123 SAMPLE STREET
SAMVILLE SAM 1234

Dear Shareholder

Merger Update and Confirmation of Details for Dividend Payments

I am writing to provide you with an update on the proposed merger of St.George and Westpac and to ensure your direct credit details are up to date so that St.George can pay both the final dividend for 2008 and a special dividend to you in a timely manner.

Merger Update

By now you should have received a Scheme Booklet including details on the proposed merger with Westpac. The Independent Expert.Grant Samuel considers the merger proposal is "fair" and "reasonable" and has therefore concluded that, in its opinion, the merger proposal is in the best interests of shareholders, in the absence of a superior proposal. A summary of the Independent Expert's report is in the Scheme Booklet.

The St.George Board unanimously recommends you vote in favour of the merger proposal, in the absence of a superior proposal. The reasons for this recommendation are set out in the Scheme Booklet.

This proposal provides an opportunity for you to receive an attractive upfront premium and have ownership in a larger and stronger financial services company – characteristics which are important, especially in these uncertain economic times.

Westpac has agreed to the payment by St.George of a fully franked special dividend to shareholders in addition to a final dividend for the year to September 2008, on the basis that the aggregate of those dividends does not exceed $1.25 per share. This would be an increase of $0.28 per St.George share in total potential dividends payable to St.George shareholders, as compared to the original merger proposal. The final dividend and the special dividend will be announced to the market on 29 October 2008. We expect the dividends to be paid on 18 December 2008.

The Australian Taxation Office has issued St.George with a favourable class ruling confirming the tax implications of the Share Scheme for St.George shareholders including that St.George shareholders who would otherwise make a capital gain in respect of their St.George shares should be eligible to choose to obtain CGT scrip for scrip rollover relief.

I encourage you to vote in favour of the proposal. Proxy forms, enclosed with the Scheme Booklet, must be received by noon (Sydney time) on Tuesday, 11 November 2008.

Payment Details

Are your payment instruction details shown below (if applicable) correct?

- Direct credit instruction: BSB: 123-456 Account Number: 123456789

It is important these details are correct to ensure you receive your dividend payments in a timely manner.

The dividend reinvestment plan (DRP) will not be operational if the proposed merger with Westpac is approved. For current DRP participants, the direct credit details you provided to the St.George share registry prior to participating in the DRP as set out above will be the banking instructions used for payment of the final dividend and special dividend to you. The St.George Board has approved modifications to the Terms and Conditions of the DRP as set out below.

For all shareholders, if the proposed merger with Westpac is approved, the direct credit details set out above will be used for any future payments to you by Westpac.

- If your banking details have changed; or
- if you currently receive your dividends by cheque and would like to provide your bank account details to receive dividends into your bank account instead,

please complete the enclosed Direct Credit instruction form and return to the St.George share registry in the reply paid envelope provided by 24 November 2008.

Yours sincerely,

John Curtis
Chairman

Modifications to St.George Bank Dividend Reinvestment Plan

The first modification is to amend the definition of "Market Price" by inserting the words in italics below:

> **"Market Price"** means the average of each day's volume weighted average price (expressed in terms of cents and with fractions of cents rounded to the nearest full cent) of all the shares of St.George sold on the Australian Securities Exchange during the 15 days of trading commencing on the second day after the record date for determination of entitlement to the relevant dividend *(or such other period determined by the Directors and announced to the Australian Securities Exchange)*.

The second modification is to amend clause 11.1 by inserting the words in italics below:

> "*Except as otherwise contemplated in these Terms and Conditions*, all notices shall be in writing and in such form as St.George may from time to time require."

The third modification is to amend clause 13.1 **"Notice"** by deleting "on giving one month's notice to Shareholders" and inserting the words in italics below, to read:

> "The Plan may be suspended, modified or terminated by St.George at any time. *Notice of suspension, modification or termination of the Plan may be given by announcement to the Australian Securities Exchange and such notice will be effective on the date that it is given.*"

The above modifications provide St.George with more flexibility with regard to its capital management should the merger not proceed, whilst still allowing DRP participants sufficient time to act as may be required. The DRP will be operational for the final dividend for 2008 and the special dividend should the proposed merger not proceed.

Westpac


st.george

Media Release

23 October 2008

St.George and Westpac welcome Treasurer approval for merger

St.George Bank Limited and Westpac Banking Corporation have welcomed approval by the Federal Treasurer, the Honourable Wayne Swan, for their proposed merger.

Westpac Chairman, Ted Evans, said: "Westpac is very pleased to have received the Treasurer's approval.

"The core of our strategy for the combined organisation has always been to retain the distinctive brands and distribution networks of St.George and Westpac. This is reflected in the Treasurer's conditions.

"The merger will create an even stronger bank which is important in these times of global economic uncertainty," Mr Evans said.

St.George Chairman, John Curtis, welcomed the Treasurer's approval as completing another important milestone ahead of the St.George shareholder vote on November 13.

The St.George Board has unanimously recommended that St.George shareholders vote in favour of the merger in the absence of a superior proposal.

"The merger will bring together the best of both banks to create a strong platform for future growth," Mr Curtis said.

Ends.

For Further Information

David Lording
Westpac Media Relations
Ph: 02 8253 3510
Ph: 0419 683 411

Jeremy Griffith
St.George Corporate Relations
Ph: 02 9236 1328
Ph: 0411 259 432



Appendix 4E Profit Announcement

for the year ended 30 September 2008
Released 29 October 2008

- Available on our Internet site stgeorge.com.au


st.george

Good with people. Good with money.

St.George Bank Limited ABN 92 055 513 070

CONTENTS

news release

29 October 2008

St.George announces record cash[1] profit of $1,321 million, up 13.9%

St.George Bank today announced a record cash profit result of $1,321 million, up 13.9 per cent from 30 September 2007. The cash profit, which excludes significant items, represents earnings per share growth of 8.3 per cent.

The statutory net profit of the Group, including significant items and preference share dividends, was $1,174 million compared to $1,163 million last year.

Key highlights of the result on a cash basis are as follows:

	Sept 2008	Sept 2007	% Change
Cash profit	**$1,321M**	$1,160M	13.9
Earnings per share – basic	**237.0 cents**	218.9 cents	8.3
Total income	**$3,579M**	$3,272M	9.4
Total operating expenses	**$1,386M**	$1,390M	(0.3)
Expense to income ratio	**38.7%**	42.5%	-
Total dividends	**213 cents**	168 cents	26.8

Mr John Curtis, Chairman of St.George Bank said; "This is a solid result, in a very challenging external environment. As a result of this record profit, the Board has increased the final dividend from 86 cents in September 2007 to 94 cents. In addition, the Board has also declared a special dividend of 31 cents, making a total fully franked dividend of 125 cents for the second half of 2008. This takes the total full year dividend to 213 cents, up 45 cents on last year."

Mr Paul Fegan, Managing Director & Chief Executive Officer said; "It is extremely pleasing to be able to present these record results today as they reflect the quality of the St.George franchise."

"To be able to report a record profit and sound credit quality as at September 2008; the completion of a large percentage of our 2009 year term funding; a sub 40 per cent cost-to-income ratio; a 20 per cent growth in deposits; and a sound capital position, underpin the core strength of the organisation. This is important to all our stakeholders."

"The Directors unanimously recommend the proposed merger with Westpac at the Scheme Meeting on 13 November 2008, in the absence of a superior proposal. St.George is expected to contribute significantly to the new entity, of which St.George shareholders will own approximately 28 per cent."

In regard to specific areas:

Customers - The Group has consistently focussed on delivering excellent service to its customers as demonstrated by the continued high levels of absolute and relative customer satisfaction levels

[1] Cash basis excludes significant items, goodwill impairment and hedging and non-trading derivatives volatility.

in our businesses. This is reflected in the Bank's retail bank customer satisfaction score[1] of 75.5 per cent compared to an average score of 69.9 per cent for the major banks.

Cash Profit - The 30 September 2008 year cash profit result includes three material non-recurring items, being a profit on sale of Visa shares and the receipt of a payment from AIG in relation to insurance arrangements, offset by the establishment of an economic overlay within the Group's Collective Provision for Impairment.

Capital - The Group's Tier 1 capital adequacy ratio was 6.6 per cent and total capital adequacy ratio was 10.4 per cent at 30 September 2008, in excess of its regulatory minimum requirements of 6.25 per cent and 9.5 per cent respectively. As previously signalled, the Board has decided to move the Group's minimum Tier 1 capital adequacy ratio target closer to 7 per cent by 31 March 2009.

Funding - During 2008, the Group raised $12.6 billion of wholesale term funding. Retail deposits have grown by a very strong 20.0 per cent, during the year to $57.3 billion, which reduced the reliance on wholesale funding. Prudently, the Group has proactively increased its liquidity by 37.2 per cent or $5.8 billion to $21.4 billion, representing 14.5 per cent of total assets, up from 12.4 per cent at 30 September 2007.

Credit Quality – As at 30 September 2008, credit quality remains sound reflecting the quality of the Bank's residential and business lending portfolios and its prudent through the cycle credit culture and policies. The loan impairment expense, as a percentage of average assets increased from 0.16 to 0.22 per cent. Non-performing loans as a percentage of net receivables were 0.12 per cent compared to 0.10 per cent last year. Having regard to the economic events that have emerged globally and domestically, the Group has decided to recognise an economic cycle adjustment within the Collective Provision for Impairment, notwithstanding that it has a lower risk profile than the major Australian banks driven by the product mix and the geographic exposure being only to the Australian market.

Moreover, the recognition of a $48 million Economic Overlay is in addition to the existing Collective Provision that uses more conservative assumptions such as Downturn Loss Given Default rates rather than Average rates.

The addition of the Economic Overlay will result in the Collective Provision coverage increasing from 0.27 percent to 0.31 percent of gross receivables. This is in addition to the existing general reserve for credit losses of $205 million (after tax).

The Collective Provision now provides coverage for 2.3 years of average historical losses, and when aggregated with the General Reserve, this coverage increases to 4.1 years, which compares favourably to our competitors.

Retail Deposits - St.George grew its retail deposit balances by 20.0 per cent to $57.3 billion from $47.8 billion last year, compared to system growth[2] of 14.8 per cent. Annualised growth in the second half 2008 was a strong 24.2 per cent from $51.1 billion to $57.3 billion, compared to annualised system growth[3] of 14.0 per cent.

Home Loans - The Bank's growth in residential loans (including securitised loans) for the twelve months to 30 September 2008 was 9.1 per cent to $75.5 billion. In New South Wales, growth was in line with system growth. At an aggregate level, growth was below system, reflecting St.George's geographic weighting across Australia.

Middle Market Business Loans - The Group continues to perform well in the Middle Market segment, with receivables growth of 29.3 per cent to $30.8 billion since 30 September 2007. Annualised growth since 31 March 2008 was 23.6 per cent. Around 90 per cent of the commercial lending portfolio is secured. Overall market share increased from 8.6 to 9.8 per cent since 30 September 2007.

---

[1] Roy Morgan Research August 2008 rolling 3 month average.
[2] APRA retail deposits data based on growth from August 2007 to August 2008.
[3] APRA retail deposits data based on annualised growth from April to August 2008.

Wealth Management - During the year, the Group continued to achieve positive net flow in managed funds, with the reduction in balances entirely attributable to market movements. Managed funds were $40.6 billion, down from $49.7 billion in September 2007. Asgard maintained its market position of fifth ranking in terms of funds under administration and fourth ranking based on annual net flows.

Interstate Growth - Victoria, Queensland and Western Australia grew home loans by a total of 13 per cent and Middle Market loans by 32 per cent. These numbers reflect the success of our interstate growth strategy.

Interest Margin - The Group's interest margin during the year reduced by 10 basis points from 2.01 to 1.91 per cent, largely driven by holding higher liquidity and the increased cost of attracting longer-term retail deposits. The increase in wholesale funding costs during the year has been largely offset through product repricing initiatives.

Expenses – While still investing, expenses have been carefully managed, decreasing by 0.3 per cent compared to last year. Operating expenses decreased in second half 2008 by 6.4 per cent, reflecting benefits from the Group's optimisation program. The expense to income ratio reduced to 38.7 per cent from 42.5 per cent last year and remains industry leading.

Significant Items - The Group has incurred $17 million (after tax) of merger related costs in second half 2008. As previously reported, in the first half 2008 result, significant items comprised a $54 million gain from the partial sale of Visa shares, a $30 million restructuring charge, and a $117 million tax expense from a dispute with the Australian Tax Office relating to a 1997 transaction. While the Group is appealing the Federal Court decision, it considered it prudent to provide for the full amount. All figures are after tax. These items are excluded from cash profit.

Summary

Mr Paul Fegan said; "Going forward, the outlook for the economy remains uncertain as the effects of the global credit crisis continue to spread and impact the Australian economy, consumer confidence, liquidity and access to funding. Central banks and governments around the world, including Australia, have announced and commenced to implement a number of measures to help limit the impact of the credit crisis and any subsequent downside risks to the economy.

"St.George fully supports the Australian government's response to the credit crisis and its fiscal stimulus package. This package includes announced measures for the government to guarantee deposits in Australian banks, building societies and credit unions. These measures are extremely helpful but there are still many issues to be resolved and the situation continues to be uncertain. We believe the government will closely monitor the situation and may need to take further actions."

Mr John Curtis said; "The Board believes that the proposed merger with Westpac will create an even stronger bank with a vision to create Australia's leading financial services company. The combined 10 million customers will continue to be serviced by their existing banking relationships. We believe customers will have access to enhanced banking services, in terms of a larger banking network and a wider range of financial services.

"Post merger, Westpac is expected to have a AA credit rating which ensures the merged group to be well positioned in the current challenging environment," he concluded.

In October 2008, the Federal Treasurer approved the proposed merger with Westpac, another important milestone ahead of the St.George shareholder vote on 13 November.

Ends....

Jeremy Griffith, Corporate Relations, 02 9236 1328 or 0411 259 432

Sean O'Sullivan, Investor Relations, 02 9236 3618 or 0412 139 711


st.george

St.George Bank Limited

ABN 92 055 513 070

RESULTS FOR ANNOUNCEMENT TO THE MARKET

for the year ended

30 September 2008

1 Financial Summary

1.1 Introduction

The Group's financial results have been prepared in accordance with Australian Accounting Standards (AIFRS) adopted by the Australian Accounting Standards Board. Comparative figures have been prepared on a consistent basis.

The requirement to fair value derivatives and certain other financial instruments, together with the requirement to recognise hedge "ineffectiveness" in the profit and loss may result in higher levels of profit volatility. To provide a better indication of the Group's underlying performance, volatility associated with these items, together with any significant items and goodwill impairment, where applicable, have been reversed to arrive at "cash" profit.

1.2 Appendix 4E Results

Results for announcement to the market – statutory result

These results are based on the Group's Consolidated Financial Statements. Comparative figures relate to the 30 September 2007 year.

Financial performance	
Revenues from ordinary activities	Up 9.7% to $3,605m
Cash profit	Up 13.9% to $1,321m
Profit attributable to members from ordinary activities after tax, significant items and before preference dividends	Up 1.3% to $1,205m
Net profit for the year attributable to members after preference dividends and significant items	Up 0.9% to $1,174m
Dividends	
Special dividend – fully franked (cents per share)	31 cents
Final dividend – fully franked (cents per share)	94 cents
Interim dividend – fully franked (cents per share)	88 cents
Earnings per ordinary share (after significant items)	
Basic	Down 4.1% to 210.6 cents
Diluted	Down 3.9% to 209.2 cents

Refer page 77 for further Appendix 4E disclosures required under ASX listing rules.



1.3 Results at a Glance

Net Profit

	Half Year		Full Year		Full Year Movement
	Sep 08 $M	Mar 08 $M	Sep 08 $M	Sep 07 $M	Sep 08 vs Sep 07 %
Net interest income	1,281	1,192	**2,473**	2,193	12.8
Non interest income	557	498	**1,055**	1,092	(3.4)
Total income	1,838	1,690	**3,528**	3,285	7.4
Loan impairment expense	173	118	**291**	178	63.5
Operating expenses	670	716	**1,386**	1,390	(0.3)
Share of profit of equity accounted associates	(1)	-	**(1)**	-	100.0
Profit before tax	996	856	**1,852**	1,717	7.9
Income tax expense	302	234	**536**	525	2.1
Minority interests	1	-	**1**	2	(50.0)
Preference dividends	16	15	**31**	27	14.8
Net profit before significant items	677	607	**1,284**	1,163	10.4
Significant items expense (net of tax)	17	93	**110**	-	100.0
Net profit	660	514	**1,174**	1,163	0.9

Cash basis

Net profit has been adjusted to exclude significant items and profit volatility relating to the fair value recognition of hedging and non-trading derivatives as follows:

	Half Year		Full Year		Full Year Movement
	Sep 08 $M	Mar 08 $M	Sep 08 $M	Sep 07 $M	Sep 08 vs Sep 07 %
Net profit	660	514	**1,174**	1,163	0.9
Add: Significant items expense (net of tax)	17	93	**110**	-	100.0
Net profit before significant items	677	607	**1,284**	1,163	10.4
Less: Hedging and non-trading derivatives (net of tax)[1,2]	(41)	4	**(37)**	3	large
Cash basis net profit	718	603	**1,321**	1,160	13.9

1. Volatility primarily relates to fair value movements in derivatives used to economically hedge interest rate risk in the Group's fixed rate lending portfolio and an increased level of hedge ineffectiveness from designated accounting hedges relating to offshore borrowings due to extreme market movements.

2. September 2007 year includes a $6 million tax expense relating to a non-deductible fee paid on the redemption of the Group's US$250 million depositary capital securities in June 2007.

Cash basis net profit comprises the following items:

	Half Year		Full Year		Full Year Movement
	Sep 08 $M	Mar 08 $M	Sep 08 $M	Sep 07 $M	Sep 08 vs Sep 07 %
Net interest income	1,281	1,192	**2,473**	2,193	12.8
Non interest income					
Underlying result	616	526	**1,142**	1,045	9.3
SGIA investment portfolio trading result [1]	(3)	(33)	**(36)**	34	(205.9)
Total non interest income	613	493	**1,106**	1,079	2.5
Total income	1,894	1,685	**3,579**	3,272	9.4
Loan impairment expense	173	118	**291**	178	63.5
Operating expenses	670	716	**1,386**	1,390	(0.3)
Share of profit of equity accounted associates	(1)	-	**(1)**	-	100.0
Profit before tax	1,052	851	**1,903**	1,704	11.7
Income tax expense	317	233	**550**	515	6.8
Minority interests	1	-	**1**	2	(50.0)
Preference dividends	16	15	**31**	27	14.8
Cash basis net profit	718	603	**1,321**	1,160	13.9

(1) Reflects only the mark to market component of the return within this portfolio.



1.3 Results at a Glance (continued)

Cash Profit - The 30 September 2008 year cash profit result includes three material non-recurring items being a profit on sale of Visa shares and the receipt of a payment from AIG in relation to insurance arrangements, offset by the establishment of an economic overlay within the Group's Collective Provision for Impairment.

Summary Balance Sheet

As at	30 Sep 2008 $M	31 Mar 2008 $M	30 Sep 2007 $M
Assets			
Cash and liquid assets	**2,672**	3,035	2,081
Receivables due from other financial institutions	**305**	477	1,244
Financial assets at fair value	**21,804**	16,764	13,539
Loans and receivables (including bank acceptances)	**119,984**	113,410	106,227
Other	**2,615**	2,623	2,709
Total Assets	**147,380**	136,309	125,800
Liabilities			
Retail funding and other borrowings	**131,206**	118,960	108,005
Bank acceptances	**3,970**	5,050	6,348
Derivative liabilities	**2,291**	3,049	3,440
Other	**2,910**	2,390	2,123
Total Liabilities	**140,377**	129,449	119,916
Total Shareholders' Equity	**7,003**	6,860	5,884

1.4 Group Highlights

		Half Year		Full Year	
		Sep 08	Mar 08	Sep 08	Sep 07
Total on balance sheet assets	$M	147,380	136,309	**147,380**	125,800
Securitised receivables (included in on balance sheet assets)	$M	15,544	16,585	**15,544**	18,752
Managed funds	$M	40,562	43,893	**40,562**	49,745
Cash profit					
Before preference dividends	$M	734	618	**1,352**	1,187
After preference dividends	$M	718	603	**1,321**	1,160
Return on average assets (before preference dividends) (1)					
Cash	%	1.05	0.95	**1.00**	1.04
Return on average ordinary equity (after preference dividends) (1)					
Cash	%	22.44	20.35	**21.49**	23.20
Expenses as % of average assets (1)					
Cash	%	0.96	1.10	**1.02**	1.22
Expense to income ratio					
Cash	%	35.4	42.5	**38.7**	42.5
Interest margin (1)	%	1.91	1.92	**1.91**	2.01
Ordinary dividend (full franked)					
Final and Interim	(cents)	94	88	**182**	168
Special	(cents)	31	-	**31**	-
Earnings per ordinary share (1)					
Basic - Cash	(cents)	254.6	219.4	**237.0**	218.9
Diluted - Cash	(cents)	249.6	217.8	**233.9**	217.3
Net tangible assets per ordinary share	($)	9.05	8.95	**9.05**	7.63
Capital adequacy Tier 1 ratio	%	6.6	7.0	**6.6**	6.7
Adjusted common equity ratio	%	4.9	5.2	**4.9**	4.9

(1) Half year ratios are annualised.


st.george

1.4 Group Highlights (continued)

Financial performance – Cash[1] basis

- Net profit was $1,321 million (30 September 2007: $1,160 million), an increase of 13.9%.
- Net interest income increased by 12.8% to $2,473 million (30 September 2007: $2,193 million). The interest margin was 1.91% compared to 2.01% last year.
- Non-interest income was $1,106 million (30 September 2007: $1,079 million).
- Loan impairment expense was $291 million (30 September 2007: $178 million).
- Operating expenses decreased by 0.3% to $1,386 million compared to last year. The expense to income ratio decreased to 38.7% compared to 42.5% last year.
- Basic earnings per ordinary share was 237.0 cents (30 September 2007: 218.9 cents), an increase of 8.3%.
- Return on average ordinary equity was 21.49% (30 September 2007: 23.20%).

Financial position

- Total assets were $147.4 billion (30 September 2007: $125.8 billion), an increase of 17.2%.
- Lending assets were $120.0 billion (30 September 2007: $106.2 billion), an increase of 13.0%.
- Residential receivables were $75.5 billion (30 September 2007: $69.2 billion), an increase of 9.1%.
- Commercial loans (including bank acceptances) were $37.8 billion (30 September 2007: $29.2 billion), an increase of 29.6%.
- Consumer loans (including bank acceptances) were $6.8 billion (30 September 2007: $7.5 billion).
- Retail funding was $57.3 billion (30 September 2007: $47.8 billion), an increase of 20.0%.
- Liquid assets (including treasury securities) were $21.4 billion (30 September 2007: $15.6 billion), representing 14.5% of total assets.

Dividends

- A higher final ordinary dividend of 94 cents per ordinary share, fully franked (30 September 2007: 86 cents) has been declared by the Board, an increase of 9.3%. This represents a dividend payout ratio (cash basis) of 77.6% for the year. This takes the total of the final and interim dividends to 182 cents, an increase of 8.3%.
- The Board has also declared a fully franked special dividend of 31 cents per ordinary share.
- The Dividend Reinvestment Plan (DRP) will operate for both the final and special dividends with a 2.5% discount. The DRP on the total of these dividends is to be underwritten to 100% participation. If the merger with Westpac is completed, then the DRP and the DRP underwriting would be cancelled. Both of these fully franked dividends will be paid on 18 December 2008.

[1] Before significant items, goodwill impairment and hedging and non-trading derivatives volatility.


st.george

1.4 Group Highlights (continued)

Funding

- Retail deposits grew by 20% to $57.3 billion compared to last year.
- 15% of wholesale term funding matures in the next six months.
- Average maturity of wholesale term funding is 26 months.
- The Bank raised $12.6 billion of term wholesale funding in the 2008 year.
- Securitised loans reduced from $18.8 billion in September 2007 to $15.5 billion in September 2008.

Other

- Managed funds were $40.6 billion (30 September 2007: $49.7 billion). Gross inflows from funds under management and funds under administration were $7,984 million (30 September 2007: $11,364 million).
- Loan impairment expense as a percentage of average assets was 0.22% compared to 0.16% at 30 September 2007.
- The Group's Tier 1 capital adequacy ratio was 6.6% (30 September 2007: 6.7%) and Tier 2 ratio was 3.9% at 30 September 2008 (30 September 2007: 3.5%). The Group is holding $242 million of excess capital over its Tier 1 capital regulatory minimum requirement.
- The Group completed a number of capital initiatives during the year, raising $1,463 million in Tier 1 capital. Refer Capital Management section on page 22 for further details.

2 Business Summary

2.1 Strategic Overview

Based on the Group's well-established business strategy, St.George has consistently delivered strong results for shareholders. These results have been achieved through St. George delivering on its low-risk, organic growth strategy. This strategy involved shifting the organisation from being product centric to customer centric, enabling the delivery of full service relationship banking.

The financial services sector has experienced a range of pressures, including an increase in the cost of funding, restrictions on access to offshore debt markets and a softening in growth in the domestic economy. This challenging environment has started to impact the rate of growth across all sectors and there has been an increase in credit default rates. Going forward, the outlook for the economy remains uncertain as the effects of the global credit crisis continue to spread and impact the Australian economy, consumer confidence, liquidity and access to funding. Central banks and governments around the world, including Australia, have announced and commenced to implement a number of measures to help limit the impact of the credit crisis and any subsequent downside risks to the economy.

St.George fully supports the Australian government's response to the credit crisis and its fiscal stimulus package. This package includes announced measures for the government to guarantee deposits in Australian banks, building societies and credit unions. These measures are extremely helpful but there are still many issues to be resolved and the situation continues to be uncertain. We believe the government will closely monitor the situation and may need to take further actions. In response to these difficult market conditions, the Board has decided to increase the Group's minimum target Tier 1 capital adequacy ratio closer to 7.0% by 31 March 2009.

In May 2008, St.George and Westpac announced a proposed merger of the two entities. The Board of St.George have unanimously recommended the proposed merger to shareholders subject to no superior proposal emerging. Shareholders of the Merged Group will have the opportunity to benefit from the greater financial strength and scale of the Merged Group. This includes a larger banking network and a larger range of financial services.

The Merged Group is expected to present benefits to shareholders through enhanced revenue opportunities, cost synergies and other benefits. The Merged Group plans to generate new sales by offering a broader range of products and services to customers. By retaining distinctive St.George and Westpac distribution for consumer and business banking and no net reduction in branches and ATM's, the Merged Group aims to preserve existing customer relationships and minimise customer attrition. Cost synergies within the range of 20% to 25% of St. George's total operating expenses are expected by combining head offices and support functions, aligning product and information technology and achieving savings in procurement and potential service contracts.

The Merged Group's vision is to become the leading financial services company in Australia and New Zealand. Underlying the vision is a customer focused strategy whereby the Merged Group will seek to create a culture in which customers are at the centre of everything it does. Westpac's expected "AA" credit rating, post merger, will provide funding advantages for the Merged Group relative to St.George on a standalone basis.

Refer to Section 2.3.6 and 2.4 for further information about the proposed merger with Westpac.


st.george

2.2 Operational Update – Business Priorities

2.2.1 Home Loans

The Bank's growth in residential loans (including securitised loans) for the twelve months to 30 September 2008 was 9.1% to $75.5 billion.

Product development over the twelve months continued with a focus on enhancements to the Bank's Advantage Package product launched in January 2007. As a result of these enhancements, this product was awarded multiple "5 Star" ratings by Cannex, the highest rating possible. Awards for the Bank's Fixed and Introductory Rate products were also received from Your Mortgage Magazine.

In addition, the Bank continued its end-to-end review of its mortgage process with improvements delivered to increase levels of automation, speed of approval and documentation delivery together with lower rework rates to significantly improve service to customers and mortgage brokers.

The Bank continues to focus on improving the performance of both its proprietary and third party channels. Initiatives include faster approval processes, new lender induction programs and an increase in the mobile lender sales force with Mortgage Connect "owner operators" now established in Victoria, Queensland and Western Australia. Furthermore, a new third party commission structure introduced is expected to improve efficiency of application submissions and deepen relationships with third party mortgage brokers.

The Bank's home loan runoff rate improved from 16% to 14% per annum in the year to 30 September 2008. The key drivers of ongoing low runoff levels continue to be lower levels of introductory loan business, improved product design, stronger customer relationships and the benefits of the Bank's ongoing customer retention program.

Despite increases in interest rates during 2008, credit quality as at year-end remained sound, reflecting the quality of the housing portfolio and prudent credit assessment policies. Both arrears levels and loan impairment charges remain at low levels. The future is expected to be more challenging as the impacts of the global credit crisis continue to slow the Australian economy and lead to increases in unemployment levels.

2.2 Operational Update – Business Priorities (continued)

2.2.2 Retail Deposits

St.George grew its retail deposit balances by 20.0% to $57.3 billion from $47.8 billion last year, compared to system growth[1] of 14.8%. Annualised growth in second half 2008 was a strong 24.2% from $51.1 billion to $57.3 billion, compared to annualised system growth[2] of 14.0%.

Retail funding represents 50.8% of total funding and other borrowings (excluding securitisation, asset-backed conduit funding and preference shares) compared to 53.8% as at 30 September 2007 and up from 50.6% as at 31 March 2008

Fixed term and directsaver products have grown strongly since 30 September 2007. Fixed term balances grew by 56.8% to $23.3 billion and directsaver grew by 15.4% to $9.1 billion compared to last year. Transaction balance growth was impacted by seasonality as well as consumer behaviour in this slowing economic environment.

Retail deposits are an important source of stable funding and growing this portfolio is critical in responding to the challenges of the global credit crisis that has affected both access and the cost of wholesale funding. The strong growth in retail deposits together with lending product repricing initiatives have enabled the Bank to effectively manage its interest margin.

Key initiatives undertaken during the year that have contributed to growth in retail deposits include:

- expanding distribution through the implementation of a Fixed Term product on the Asgard platform and the introduction of online applications for retail deposits;
- targeted campaigns for fixed term products to meet customer demand for low risk banking products that offer attractive returns due to rises in official cash rates;
- enhancement of the Bank's marketing strategy to affiliate distribution channels; and
- targeted regional pricing strategies.

St.George Bank implemented several initiatives during the year to reduce the incidence of online fraud. Initiatives included the implementation of a Secure Code (second factor authentication) which provides increased security to the Bank's growing number of internet bank users and also increasing staff in the fraud management area to enhance detection and monitoring activities.

Growing transaction accounts remains a key priority to drive growth in the overall interest margin on retail deposits. Of new customers establishing deposit products online during the year, 64 percent opened a Freedom transaction account. Cross selling remains a key strategy to achieve growth in transaction accounts. The cross-sell of transaction accounts to new directsaver customers continues to increase through proactive sales initiatives and limited time campaign offers. In Victoria, Queensland and Western Australia, 35 percent of customers who have opened Power Saver Accounts in branches have also opened a Freedom Transaction Account. The focus on Queensland, Victoria and Western Australia has resulted in 20 percent of new flows coming from these states during second half 2008.

[1] APRA retail deposits data based on growth from August 2007 to August 2008.

[2] APRA retail deposits data based on annualised growth from April to August 2008.

2.2 Operational Update – Business Priorities (continued)

Other factors driving growth in retail deposits include:

- Implementation of a program in the branch network that empowers staff to respond to the opportunities in their local markets through both flexibility in pricing and targeted marketing initiatives, subject to overall Group parameters;
- Promotional pricing of on-line high interest savings accounts incorporating directsaver and Asgard's eCash accounts, supported by marketing through multiple media channels;
- Targeted promotional advertising of transaction accounts; and
- A significant decrease in the number of Transaction account closures due to the implementation of enhanced reporting and training processes to support customer retention activities.

2.2.3 Middle Market

The Group continues to perform well in the Middle Market segment, with receivables growth of 29.3% to $30.8 billion since 30 September 2007. Queensland, Victoria and Western Australian markets continue to perform strongly with average growth of 32.1% for the full year, and the Bank's core market of New South Wales (including Australian Capital Territory) also growing at a strong rate of 28.9%. The Bank's customer relationship model continues to provide exceptional customer service. In the small and mid-sized segments, satisfaction with St.George remains above peers as ranked by TNS[1]. The business is focused around six key industry segments – manufacturing and wholesale, professionals, leisure and hospitality, health, property and construction, and automotive finance.

Customer loyalty and satisfaction continue to be key differentiators for St.George in the Middle Market segment with the high service levels provided to these customers resulting in stronger customer loyalty, minimal customer churn and a propensity for customers to broaden their relationship with St.George. This has also resulted in an increase to 5.8 products per customer in September 2008 from 5.4 in March 2008.

The Bank has continued to invest in driving sales and productivity gains via its Best Business Bank Technology program. The program has focused more recently on the significant benefits to customers and staff that are achievable through less technology focused enhancements. The technology enhancements planned for the program will be reviewed to take into account the opportunities existing with the merger.

Strong credit disciplines together with targeted focus in the upper middle market segment, continued interstate and industry diversification, has resulted in a broader and more diversified business which has allowed St.George to positively respond to the challenging economic and funding environment which has put the business in a strong position to continue to effectively compete in this market and outperform system growth.

The middle market portfolio remains appropriately positioned with an average loan size of $6 million and around 90% of commercial loans are secured. It is pleasing to note that around 68% of new business is sourced from existing customers.

[1] TNS, Merrill Lynch analysis, 12 months to May 2008



2.2 Operational Update – Business Priorities (continued)

2.2.4 Wealth Management

Wealth Management comprises superannuation and wealth management administration platforms, financial planning, investment consulting and packaging, licensee services, margin lending, direct shares, private banking and life and general insurance.

Wealth Management remained focussed on its strategy of accelerated growth supported by the selection and announcement of AIG Life (Australia) as its new life insurance partner.

Despite domestic equity and international markets experiencing negative growth of 30.0% (ASX200) and 24.7% (MSCI) respectively, tight expense management, product enhancements and service improvements have countered the negative impact of these market developments. During the year, the Group continued to achieve positive net flow in managed funds, with the reduction in balances entirely attributable to market movements.

Asgard maintained its fifth ranking in terms of funds under administration and fourth ranking on annual net flows in the most recent Plan for Life report (June 2008)[1]. Asgard eWRAP was also awarded Investment Platform of the Year in the AFR Smart Investor awards.

Asgard's outsourcing strategy with IBM continues successfully with improvements in service delivery and cost competitiveness achieved.

AdviserNETgain, Asgard's award winning integrated financial planning and practice technology, increased the number of participating practices by 75% to 245 over the financial year.

The Investment Trends 2007 report released in January 2008 ranked AdviserNETgain as the number one solution in the 'hybrid' category for its ability to deliver integrated financial planning and practice management technology. This award was won for the second consecutive year.

There was a significant impact on the Margin Lending business as its performance is directly related to market performance and investor confidence. Margin calls were up significantly on the 2007 financial year. The business retained a 5-star Cannex rating and was awarded AFR's Smart Investor Margin Lender of the Year award.

Insurance sales remained strong with revenue from general and life insurance increasing by 13.0% and 38.8% growth in internal life insurance new business gross written premium over the financial year.

In August 2008, St.George announced AIG Life (Australia) would become its new Life insurance partner. AIG Life will also be the insurance partner for St.George's Superannuation and platform business, Asgard.

Advance's Multi-Blend diversified funds[2] remained in first quartile performance over one, two and three years.

[1] Plan for Life All Retail Master Fund Administrator view.

[2] The Advance Growth fund was in first quartile over two years and second quartile over one and three years.



2.2 Operational Update – Business Priorities (continued)

2.2.5 Interstate Expansion

The Bank achieved good growth in key customer segments in Victoria, Queensland and Western Australia. This strategy is progressively reducing the Bank's concentration in New South Wales and enabling the Bank to benefit from stronger growth in these states. Good growth was achieved over the last 12 months in these segments with middle market and residential receivables growing by 32% and 13% respectively. Middle market and housing loans in Victoria, Queensland and Western Australia represent approximately 32% of their respective balances.

	Residential Receivables			Middle Market		
	Sep 2008 $B	Sep 2007 $B	Growth [1] %	Sep 2008 $B	Sep 2007 $B	Growth [1] %
Victoria	10.0	9.2	9	3.6	2.8	31
Queensland	8.5	7.3	16	2.6	2.0	30
Western Australia	5.6	4.8	17	3.5	2.6	36
	24.1	21.3	13	9.7	7.4	32
New South Wales	42.2	39.6	6	16.7	13.0	29
South Australia	9.2	8.3	12	4.4	3.5	25
Total	75.5	69.2	9	30.8	23.9	29

(1) The above percentages are based on balances rounded to the nearest million dollars.

Receivables by State[2]

(2) Middle market and residential loans


30 September 2008
$9.1B
$13.6B
$58.9B
WA
9%
SA
13%
$13.6B
NSW
55%
VIC
13%
QLD
10%
$11.1B
30 September 2007
$7.4B
$11.8B
$52.6B
WA
8%
SA
13%
$12.0B
NSW
56%
VIC
13%
QLD
10%
$9.3B

During the year, the Bank continued to expand its distribution network by growing staff numbers, increasing ATMs and branches. One new branch was opened in Western Australia, one in Victoria and four in Queensland that service both retail and commercial customers. The alliance with BP has accelerated the Bank's ATM expansion strategy, with total ATMs increasing by 48 to 1,144 since 30 September 2007. In Western Australia, Queensland and Victoria, ATMs increased by 50 to 283 since 30 September 2007. The number of staff in these interstate locations has increased by 63 to 1,023 since 30 September 2007. The interstate expansion strategy also involves leveraging the third party broker channel and expanding the Bank's mobile lending force to further develop the Group's lending capability in these locations.

St.George's strategy is focussed on growing its target high value customer segments in these interstate markets and positioning St.George as an effective alternative to the major banks.

2.2 Operational Update – Business Priorities (continued)

2.2.6 Risk Management

In preparation for Basel II, the Bank has introduced a broad range of enhancements to its risk management framework. Significant business benefit has been derived from the new methodologies and risk management practices.

St.George will be seeking Advanced status for the calculation of capital requirements under Basel II in the 2009 year.

Accreditation for the Advanced approaches under Basel II is subject to APRA approval. The Bank will remain subject to Basel I during 2008. As an interim measure, from 1 January 2009, St.George will be required to transition to Basel II standardised approach until it achieves accreditation under the Basel II advanced approach.

2.2.7 Credit Quality

Overall credit quality across all lending portfolios remains sound as at 30 September 2008. A limited number of the Bank's commercial and margin lending customers have been impacted by market volatility and international credit turmoil during the year. These include a $427 million fully secured (by Australian property) exposure to Centro Property Group with a loan to valuation ratio of less than 70% and a $35 million unsecured exposure to Allco Group (both of which are performing loans); and a $25 million margin loan secured by Octaviar Limited (formerly MFS Ltd) shares and personal guarantees. The margin loan has been specifically provided for and the collective provisioning impacts for the other exposures are not material, as minimal loss is expected.

Residential past due 90 day loans were $227 million compared to $176 million at 30 September 2007. The residential past due 90 day loan ratio as a percentage of residential receivables was 0.30% compared to 0.25% at 30 September 2007. Other past due 90 day loans (which include unsecured consumer loans) as a percentage of other receivables were 0.57% compared to 0.46% at 30 September 2007.

St.George does not have any direct exposure to the United States or domestic sub prime lending, collateralised debt obligations, collateralised loan obligations, credit default swaps or hedge funds. The Group's conduit and securitisation assets total $17.9 billion, which is comprised of $16.6 billion of securitised loans and receivables, $598 million of warehouse funding facilities and $706 million of rated St.George available for sale securities at 30 September 2008. The available for sale securities comprise $251 million of Australian mortgage backed securities and $455 million of Australian other asset backed securities. The available for sale securities were rated as follows at 30 September 2008:

Rating	Exposure ($M)
AAA	288
AA	408
A	10
Total	706

The program continues to be funded through extremely difficult conditions and has no exposure to CDOs or offshore markets. Should the credit ratings of these assets be further downgraded in future to the extent where the overall Crusade Program is downgraded, then the assets of the program are likely to be funded by the Bank.



2.2 Operational Update – Business Priorities (continued)

2.2.7 Credit Quality

St.George does not have any significant leverage finance exposure. Leverage finance comprises mezzanine debt lending and exposures to businesses owned by private equity funds that are typically highly leveraged.

St.George's total exposure to businesses owned by private equity funds was $776 million as at 30 September 2008 across 17 clients. The two largest exposures were $115 million and $100 million. All exposures are Australian based and none are impaired or in default. The exposures are primarily to the retail and equipment hire industry sectors.

St.George's total exposure to mezzanine debt was $45 million as at 30 September 2008 across four clients. The largest exposure is $15 million and the average loan size is $11 million. All exposures are Australian based and none are impaired or in default. Exposures are to the manufacturing, finance and insurance, and wholesale industry sectors.

Total provisions and reserves for loan impairment were $620 million at 30 September 2008 (30 September 2007: $478 million). This comprises a collective provision of $370 million, a specific provision of $45 million and a general reserve for credit losses of $205 million. When taken together, the after tax balance of the eligible portion of the collective provision and the balance of the general reserve for credit losses is 0.54% of risk weighted assets.

The loan impairment expense was $291 million (30 September 2007: $178 million) and comprises a collective provision charge of $79 million and a specific provision charge of $212 million. The general reserve for credit losses was increased by $52 million during the year through an appropriation from profits reflecting strong growth in risk-weighted assets. The collective provision movement is primarily driven by the recognition of an economic cycle adjustment, arrears levels, changes in loan credit risk ratings on commercial facilities and the sale of a parcel of unsecured consumer loans in default to a debt recovery agency. Having regard to the economic events that have emerged globally and domestically, the Group has decided to recognise an economic cycle adjustment within the Collective Provision for Impairment, notwithstanding that it has a lower risk profile than the major Australian banks driven by the product mix and the geographic exposure being only to the Australian market.

Moreover, the recognition of a $48 million Economic Overlay is in addition to the existing Collective Provision that uses more conservative assumptions such as Downturn Loss Given Default rates rather than Average rates.

The addition of the Economic Overlay will result in the Collective Provision coverage increasing from 0.27 percent to 0.31 percent of gross receivables. This is in addition to the existing general reserve for credit losses of $205 million (after tax).

The Collective Provision now provides coverage for 2.3 years of average historical losses, and when aggregated with the General Reserve, this coverage increases to 4.1 years, which compares favourably to our competitors.

Total impaired assets (net of specific provisions) were $146 million, compared to $105 million at 30 September 2007. This represents 0.12% of net lending assets up from 0.10% at 30 September 2007.

Comparative figures for impaired assets have been restated to include commercial loans that are managed on a portfolio basis that were previously disclosed as past due 90 day loans and had collective provisions raised to cover any expected loss.

Loan impairment expense, excluding the movement in the general reserve for credit losses, as a percentage of average gross loans and receivables was 0.26% compared to 0.18% at 30 September 2007.



2.3 Operational Update - Other

2.3.1 Capital Management

The Group's Tier 1 capital adequacy ratio was 6.6% and total capital adequacy ratio was 10.4% at 30 September 2008. In December 2007, APRA approved a reduction in the Group's minimum Tier 1 capital adequacy ratio to 6.25% from 7.0%, reflecting the Group's overall low risk profile. APRA also approved a reduction in the Group's total capital adequacy ratio to 9.5% from 10.0%. Risk weighted assets increased by $11.9 billion to $75.2 billion since 30 September 2007, reflecting strong growth in lending assets.

The following capital management initiatives were completed during the year:

- 7.7 million ordinary shares were issued under the Bank's Dividend Reinvestment Plan (DRP) raising $227 million of capital;
- 4 million Converting Preference Shares (CPS II) were issued raising $392 million (net of issue costs) in non-innovative Tier 1 capital. For accounting purposes, the CPS II are classified as debt with distributions included in interest expense. The CPS II replace USD250 million of depositary capital securities redeemed in June 2007;
- 21.9 million ordinary shares were issued pursuant to a private placement, raising $759 million (net of issue costs) of Tier 1 capital;
- 3.5 million ordinary shares were issued under a Share Purchase Plan, raising $85 million of Tier 1 capital.
- the Bank securitised $1.6 billion of auto loan receivables through the Crusade program.

At 30 September 2008, the Group's adjusted common equity to risk weighted assets (ACE ratio) was 4.9% (30 September 2007: 4.9%).

The Bank has a sound capital position that provides both flexibility and capacity for future growth. The DRP will operate for the final and special dividends with a 2.5% discount. The DRP on the total final and special dividends is to be underwritten to 100% participation. If the merger with Westpac is completed, then the DRP and the DRP underwriting would be cancelled.

2.3.2 Group Executive Team

Mr Paul Fegan was appointed the Group's Chief Executive Officer on 13 November 2007. Mr Fegan was appointed the Group's Managing Director on 7 February 2008.

The appointment of Mr Les Matheson to the role of Group Executive, Retail Bank was announced in April 2008. Mr Matheson commenced in June 2008.

Mr Paul Newham was appointed to the role of Group Executive, Technology and Operations on 16 May 2008.

2.3 Operational Update – Other (continued)

2.3.3 Depositary Capital Securities (DCS)

As previously reported to the market, St.George has been in a long standing dispute with the Australian Taxation Office relating to interest deductions claimed by St.George for the tax years 1998 to 2003 in respect of the subordinated debentures ("the Debentures") issued to St.George Funding Company, LLC ("LLC") as part of the DCS transaction completed in June 1997.

The Federal Court heard this matter on 25-27 July 2007 and its decision was handed down on 11 April 2008. The Federal Court held that the interest payments made by St.George under the Debentures were not deductible for tax purposes.

St.George has reviewed the judgement carefully. St.George has appealed the decision to the Full Federal Court. The matter is scheduled to be heard by the Full Federal Court on 26th to 28th November 2008. In the meantime, St.George has recognised a $117 million charge to its profit and loss in first half 2008 in respect of this matter. This impact is disclosed as a significant item.

2.3.4 Visa Inc. Shareholding

In March 2008, the Bank recognised a pre-tax gain of $77 million ($54 million after tax) following receipt of 1,901,719 shares in Visa Inc. as part of Visa's initial public offering (IPO). This gain represents the sale of 56.19% or 1,068,491 shares into the IPO and the fair value of 833,228 shares held at that time. The fair value reflects applicable trading restrictions on the remaining shares held.

The shares are classified as "Available for Sale Investments" in the Balance Sheet. The $77 million gain from Visa Inc. has been treated as a significant item.

In June 2008, the Bank sold 540,000 of its remaining 833,228 Visa Inc. shares. A pre tax gain of $25 million ($17 million after tax) was recognised on sale and is included in the Group's cash profit result. The value of the remaining 293,228 Visa Inc. shares was $20 million as at 30 September 2008.

2.3.5 Insurance Business

In August 2008, St.George announced that AIG Life (Australia) will become its new Life insurance partner.

AIG Life will provide a range of services to St.George Life and will also be the insurance partner for St.George's superannuation and platform business, Asgard. A fee was received from AIG on entering this transaction, which is included in the Group's cash profit result.



2.3 Operational Update – Other (continued)

2.3.6 Westpac Merger

In May 2008, Westpac and St.George announced a proposed merger of the two entities. Under the terms of the proposed merger, holders of St.George ordinary shares would receive 1.31 Westpac ordinary shares for each St.George ordinary share held. The proposed merger would be implemented via a court-approved scheme of arrangement.

The Board of St.George has unanimously recommended the proposed merger to shareholders subject to no superior proposal emerging.

The proposed merger is subject to various conditions, including the receipt of all necessary regulatory approvals, approval by St.George's shareholders of the merger and of the change to the Bank's constitution to allow a shareholder to hold more than 10% of the Bank's shares, court approval of the merger and other customary conditions, such as no material adverse change in either party and no prescribed occurrences by either party.

St.George shareholders will be asked to vote on the proposed merger and constitutional change at the Bank's share scheme meeting and the extraordinary general meeting respectively to be held on 13 November 2008.

The independent expert, Grant Samuel, considers the merger proposal to be "fair" and "reasonable" and has therefore concluded that, in its opinion, the merger proposal is in the best interests of shareholders, in the absence of a superior proposal.

2.3.7 Credit Ratings

The Group's credit ratings are as follows:

	Short-term debt	**Long-term debt**	**Outlook**
Moody's	P-1	Aa2	Under review – direction uncertain
S&P	A-1	A+	Credit Watch Positive
Fitch	F1	A+	Rating Watch Positive

On 12 May 2008, Moody's placed the Group's ratings on review – direction uncertain, following the announcement of merger discussions with Westpac. Moody's has stated that an upgrade of the Group's debt and deposit ratings would be considered should the proposed merger with Westpac proceed and be completed within the timeframe envisaged. However, should the merger not eventuate, or not be completed in the timeframe envisaged, Moody's has stated that there would be potential for downward pressure on the Group's bank financial strength rating and, if an alternate bidder with lower ratings than St.George ultimately merges with St.George, there would likely be downward pressure on all the Group's ratings. On the same day, Fitch placed the Group's ratings on Rating Watch Positive. On 13 May 2008, Standard and Poor's placed St.George's ratings on Credit Watch with positive implications.

2.4 Future Prospects

The dislocation in global capital markets has created many challenges for financial services companies globally. In particular, it has led to less liquid conditions, more limited access to funding and an increase in funding costs. The dislocation has also increased volatility in investment markets and caused investors to become more risk averse.

The Australian market has not been immune to these developments. Going forward, the outlook for the economy remains uncertain as the effects of the global credit crisis continue to spread and impact the Australian economy, consumer confidence, liquidity and access to funding. Central banks and governments around the world, including Australia, have announced and commenced to implement a number of measures to help limit the impact of the credit crisis and any subsequent downside risks to the economy.

St.George fully supports the Australian government's response to the credit crisis and its fiscal stimulus package. This package includes announced measures for the government to guarantee deposits in Australian banks, building societies and credit unions. These measures are extremely helpful but there are still many issues to be resolved and the situation continues to be uncertain. We believe the government will closely monitor the situation and may need to take further actions.

The Board believes that the proposed merger with Westpac will create an even stronger bank with a vision to create Australia's leading financial services company. The combined 10 million customers will continue to be serviced by their existing banking relationships. We believe customers will have access to enhanced banking services, in terms of a larger banking network and a larger range of financial services. Post the merger, Westpac is expected to have a AA credit rating which ensures the Merged Group to be well positioned in the current challenging environment.

3 Financial Analysis

3.1 Group Performance Summary – Cash Basis

	Half Year		Full Year	
	Sep 08 $M	Mar 08 $M	Sep 08 $M	Sep 07 $M
Interest income	5,745	4,965	**10,710**	8,203
Interest expense	4,464	3,773	**8,237**	6,010
Net interest income	1,281	1,192	**2,473**	2,193
Non interest income	613	493	**1,106**	1,079
Total income	1,894	1,685	**3,579**	3,272
Loan impairment expense [1]	173	118	**291**	178
Operating expenses	670	716	**1,386**	1,390
Share of profit of equity accounted associates	(1)	-	**(1)**	-
Profit before income tax	1,052	851	**1,903**	1,704
Income tax expense	317	233	**550**	515
Profit after income tax	735	618	**1,353**	1,189
Minority interests	1	-	**1**	2
Profit after tax and minorities	734	618	**1,352**	1,187
Preference dividends:				
- Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS)	11	11	**22**	19
- Step-up Preference Shares (SPS)	5	4	**9**	8
Net cash profit [2]	718	603	**1,321**	1,160

(1) In addition to this charge, there is a $52 million (30 September 2007: $36 million) increase in the general reserve for credit losses during the year, which is not distributable to shareholders.

(2) Operating profit after income tax, preference dividends, minorities and before significant items and hedging and non-trading derivative fair value movements.


Cash Profit
$ million
1,400
1,300
1,200
1,100
1,000
900
800
700
820
896
1,026
1,160
1,321
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Previous AGAAP
Cash AIFRS


st.george

3.1 Group Performance Summary – Cash Basis (continued)


Return on Average Ordinary Equity
30%
28%
26%
24%
22%
20%
18%
21.42%
22.10%
22.91%
23.20%
21.49%
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Previous AGAAP
Cash AIFRS

Return on average ordinary equity was 21.49% compared to 23.20% last year. The 30 September 2008 year has been impacted by the decision to carry a higher level of ordinary equity.


st.george

3.1.1 Significant Items

The following significant items are contained in the Group's net profit result and are excluded from the Cash result.

	Half Year		Full Year	
	Sep 08 $M	Mar 08 $M	Sep 08 $M	Sep 07 $M
Significant item income				
(i) gain from Visa Inc. shareholding	-	77	77	-
Significant items expense				
(ii) restructure costs	-	43	43	-
(iii) merger related costs	24	-	24	-
	24	43	67	-
Net significant items (loss)/gain before tax	(24)	34	10	-
Income tax expense on significant items				
(i) income tax expense on gain on Visa Inc. shareholding	-	23	23	-
(ii) income tax benefit on restructure costs	-	(13)	(13)	-
(iii) income tax benefit on merger related costs	(7)	-	(7)	-
(iv) income tax expense on depositary capital securities	-	117	117	-
Total income tax (benefit)/expense on significant items	(7)	127	120	-
Net significant items expense after tax	(17)	(93)	(110)	-

September 2008 Year

(i) In March 2008, the Bank recognised a gain of $77 million (after tax $54 million) following receipt of 1,901,719 shares in Visa Inc. as part of Visa's initial public offering (IPO).

The gain represents the sale of 56.19% or 1,068,491 shares into the IPO and the fair value of 833,228 shares that were held as an Available for Sale Investment in the Balance Sheet. The fair value reflects the applicable trading restrictions on the remaining shares held.

(ii) Restructuring costs totalling $43 million ($30 million after tax) have been recognised during the year. These restructure costs primarily represent staff redundancy costs relating to the restructuring of certain back-office business processes and consolidation of sites over the 2008 and 2009 financial years.

(iii) As part of the proposed merger with Westpac, the Bank has incurred a number of non-recurring merger related expenses during second half 2008.

(iv) In April 2008, the Federal Court held that the interest payments for the years 1998 to 2003 made by St.George on subordinated debentures issued as part of the depositary capital securities transaction completed in June 1997, were not deductible for income tax purposes.

September 2007 Year

There were no significant items during the year.



3.1.2 Net Interest Income – Cash basis

Net interest income is derived from the Group's lending activities (including securitised loans and bank acceptances), trading securities, certain available for sale investments, hedging instruments and deposits and borrowings (including certain preference share capital).

Net interest income for the year was $2,473 million (30 September 2007: $2,193 million), an increase of 12.8%.

	Half Year				Full Year			
	Sep 08		Mar 08		Sep 08		Sep 07	
	Balance $M	Rate %	Balance $M	Rate %	Balance $M	Rate %	Balance $M	Rate %
Net interest income	1,281		1,192		2,473		2,193	
Average								
Interest earning assets	134,376	8.55%	124,443	7.98%	129,395	8.28%	108,851	7.54%
Interest bearing liabilities	129,254	6.91%	119,642	6.31%	124,424	6.62%	104,834	5.73%
Interest spread		1.64%		1.67%		1.66%		1.81%
Interest margin(1)		1.91%		1.92%		1.91%		2.01%

(1) Half year ratios annualised

The increase in net interest income was primarily due to solid growth in average interest earning assets of 18.9% since 30 September 2007, offset by a 10 basis point reduction in net interest margin to 1.91%. The reduction in net interest margin is primarily due to holding significantly more liquidity and the increased cost of attracting longer term retail deposits. The Bank has effectively managed the increase in wholesale funding costs by repricing its home loan standard variable interest rates by 55 basis points over and above official cash rate rises during the year. The official cash rate increases together with the ordinary share capital raisings completed have provided a free funds benefit during the year.

The growth in average interest earning assets during the year is due to a $14.1 billion or 14.4% increase in the average balance of loans and receivables to $112.4 billion and an increased holding of liquid assets. The increase in the average balance of loans and receivables is driven by solid growth in the Bank's residential loan portfolio and strong growth in its commercial loan portfolio.

3.1.2 Net Interest Income – Cash basis (continued)


Change in Net Interest Margin
September 2008 year compared to September 2007 year
Percentage (%)
2.10
2.00
1.90
1.80
1.70
1.60
1.50
2.01
(0.07)
(0.01)
(0.07)
0.05
1.91
Sept 2007
Funding mix
Lending mix
Increased liquidity
Free funds
Sept 2008

The net interest margin was impacted by the following factors:

(a) Funding mix

Growth in average lending and liquidity balances during the year exceeded growth in average retail deposit balances, resulting in an increased proportion of average wholesale funding from 58.3% in the 30 September 2007 year to 59.6% in the 30 September 2008 year. In addition, the increased cost of attracting longer term retail deposits has impacted the net interest margin.

(b) Increased liquidity

As a prudent response to the global credit crisis, the Bank is holding a higher level of liquid assets that represent 14.5% of total assets. This has a neutral impact on profit.

(c) Free funds

Reflects improved returns on equity as a result of increases in official cash rates during the year and the benefit gained from raising $844 million of ordinary share capital under the Bank's Private Placement and Share Purchase Plan.

(d) Wholesale funding costs

The global credit crisis has resulted in an increase in wholesale funding costs due to a lack of liquidity in term markets. This has also caused a widening of the spread between official cash rates and the 90 day bank bill rate. The Bank has effectively managed this impact by raising home loan standard variable rates by 55 basis points over and above official cash rate rises during the year, resulting in a minimal net impact on net interest margin.

3.1.2 Net Interest Income – Cash basis (continued)


Change in Net Interest Margin
September 2008 half year compared to March 2008 half year
Percentage (%)
2.00
1.90
1.80
1.70
1.60
1.50
1.92
(0.03)
0.02
(0.02)
0.02
1.91
Mar 2008
Funding mix
Wholesale funding costs
Increased liquidity
Free funds
Sept 2008

The net interest margin was impacted by the following factors:

(a) Funding mix

The increased cost of attracting longer term retail deposits has impacted the net interest margin.

(b) Wholesale funding costs

The global credit crisis has resulted in an increase in wholesale funding costs due to a lack of liquidity in term markets. This has also caused a widening of the spread between official cash rates and the 90 day bank bill rate. The Bank has effectively managed this impact by raising home loan standard variable rates by 25 basis points over and above official cash rate rises during the half year. The net impact in the half year was a benefit of $10 million.

(c) Increased liquidity

As a prudent response to the global credit crisis, the Bank is holding a higher level of liquid assets that represent 14.5% of total assets. This has a neutral impact on profit.

(d) Free funds

Reflects improved returns on equity as a result of three increases in official cash rates during the first half 2008 and the benefit gained from raising $844 million of ordinary share capital under the Bank's Private Placement and Share Purchase Plan.



3.1.3 Non-interest Income

	Half Year		Full Year	
	Sep 08 $M	Mar 08 $M	Sep 08 $M	Sep 07 $M
Non Interest Income				
Gain/(loss) from trading and investment portfolios				
- treasury	**81**	44	125	69
- mortgage insurance business investment portfolio	**(3)**	(33)	(36)	34
Product fees and commissions				
- lending	**87**	82	169	151
- deposit and other accounts	**131**	122	253	227
- electronic banking	**107**	104	211	218
Managed funds fees	**129**	143	272	296
Factoring and invoice discounting income	**2**	3	5	20
Net profit on disposal of land and buildings	**4**	9	13	10
Profit on sale of businesses	**-**	-	-	3
Trust distributions	**6**	3	9	10
Rental income	**3**	2	5	6
Profit on sale of shares	**25**	-	25	8
Dividend income	**3**	3	6	8
Other income	**38**	11	49	19
Non interest income before significant items and hedging and non-trading derivatives - cash basis	**613**	493	1,106	1,079
Less: Equity markets volatility on mortgage insurance business investment portfolio	(3)	(33)	(36)	34
Non interest income - underlying basis	**616**	526	1,142	1,045
Cash basis	**613**	493	1,106	1,079
(Less)/Add: Hedging and non-trading derivatives volatility	**(56)**	5	(51)	13
Add: Gain on Visa Inc. shareholding	**-**	77	77	-
Non interest income after significant items and hedging and non-trading derivatives	**557**	575	1,132	1,092

Non-interest income on a cash basis was $1,106 million compared to $1,079 million last year.

Excluding the impact of equity markets volatility, the underlying increase in non-interest income was 9.3% to $1,142 million (30 September 2007: $1,045 million).

Volatile investment markets impacted non-interest income. As a result, the trading result from the Group's mortgage insurance business investment portfolio was a loss of $36 million compared to a gain of $34 million last year. Volatility in SGIA's investment portfolio has been effectively managed in second half 2008 with the portfolio producing a loss of $3 million compared to $33 million in first half 2008. Managed funds income was also impacted by volatile equity markets with fee income of $272 million compared to $296 million last year. The Group's treasury trading income increased significantly compared to last year. The increased revenue was due to a higher level of liquidity portfolio assets, volatile interest rate and foreign exchange market conditions favourable to trading and increased trading income from customer related trading activities. These increased levels of trading activity were within the Group's Market Risk framework.

In accordance with AASB 2008-10 Amendments to Australian Accounting Standards – Reclassification of Financial Assets, the Bank reclassified on 1 July 2008 $2,085 million of trading securities from "Assets at Fair Value through the Income Statement" to "Available for Sale Investments" in the balance sheet. This resulted in a $13 million increase in trading income during the year.


st.george

3.1.3 Non-interest Income (continued)

Trading and investment income

Trading portfolios generate net interest income and non-interest income. Details are as follows:

	Half Year		Full Year	
	Sep 08 $M	Mar 08 $M	Sep 08 $M	Sep 07 $M
Net Interest Income				
Treasury trading	14	10	24	34
St.George Insurance investment portfolio-bonds	10	7	17	12
Total net interest income	24	17	41	46
Non Interest Income				
Treasury trading	81	44	125	69
St.George Insurance investment portfolio-bonds and equities	(3)	(33)	(36)	34
Total non interest income	78	11	89	103
Total trading income	102	28	130	149

Total treasury trading income, incorporating both net interest income and non-interest income, was $149 million (30 September 2007: $103 million). Total trading income from the mortgage insurance investment portfolio was a loss of $19 million (30 September 2007: a gain of $46 million), reflecting a negative return from equity markets of $36 million due to unusually volatile equity markets and net interest income of $17 million. The mortgage insurance business also derived $6 million of dividends during the year that are included in dividend income (30 September 2007: $8 million).

Non-trading derivatives

Non-trading derivatives are those that are used to hedge the Group's interest rate and exchange rate risk exposures, primarily in relation to lending assets and deposits and other borrowings. Where these derivatives do not satisfy accounting requirements to qualify as hedges or where they qualify as hedges but are not considered effective in reducing the risk exposures they are hedging, then the fair value recognition of these derivatives will result in volatility in the income statement. The resulting amount of volatility in the income statement from these non-trading derivatives may be positive or negative and the quantum will vary depending upon market conditions.

To effectively manage its interest rate and exchange rate risk exposures it is appropriate that the Group utilises such derivatives, even though they may produce volatility in earnings due to the application of strict accounting requirements.

The impact of non-trading derivatives volatility was a loss of $51 million for the year compared to a gain of $13 million in the 30 September 2007 year. The larger negative impact during the year is due to greater volatility arising from derivatives used to manage interest rate risk in the Bank's lending portfolio and offshore borrowings due to extreme market movements. Consistent with prior years, this item is excluded from cash profit as its volatility is subject to market fluctuations.


st.george

3.1.3 Non-interest Income (continued)

Product fees and commissions

Product fees and commissions – income increased by 6.2% to $633 million (30 September 2007: $596 million).

Lending – fees increased by 11.9% to $169 million from $151 million last year. This reflects increased lending volumes.

Deposits and other accounts – fees increased by 11.5% to $253 million (30 September 2007: $227 million) reflecting growth in retail deposits and increases in monthly account service fees on transaction accounts from 1 April 2008.

Electronic banking – fees were $211 million compared to $218 million last year. This reduction is due to lower merchant transaction volumes and related spend together with increased interchange fees.

Managed funds fees

Fee income from managed funds was $272 million compared to $296 million last year. The result has been impacted by a fall in equity markets that reduced managed funds balances by 18.5% to $40.6 billion since 30 September 2007.

Factoring and invoice discounting income

Fee income was $5 million during the year compared to $20 million last year. The Bank disposed of its factoring business in September 2007.

Profit on sale of land and buildings

The Bank's ongoing branch sale and leaseback program generated a profit of $13 million for the year (30 September 2007: $10 million).

Profit on sale of shares

In June 2008, the Bank sold 540,000 shares it held in Visa Inc. A profit of $25 million ($17 million after tax) was recognised on sale. The Bank continues to hold 293,228 Visa Inc. shares that are held in the Balance Sheet as Available for Sale Securities.

Other income

Other income increased to $49 million (30 September 2007: $19 million) during the year. The increase is due to higher research and development tax benefits obtained during the year, and a fee earned from entering into the life insurance partnership with AIG Life (Australia) in August 2008.

3.1.4 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

Year ended	Sep 2008 $M	Sep 2007 $M
Income		
Managed funds fees	272	296
Managed funds		
Funds under administration (Asgard)	31,066	37,347
Funds under management	6,461	8,489
Funds under advice	3,035	3,909
Total managed funds	40,562	49,745

Managed funds balances were lower at $40.6 billion compared to $49.7 billion at 30 September 2007. During the year, the Group continued to achieve positive net flow in managed funds, with the reduction in balances entirely attributable to market movements. Asgard's funds under administration were $31.1 billion compared to $37.3 billion at 30 September 2007. Gross inflows on funds under management and funds under administration were $7,984 million compared to $11,364 million last year. Funds flows were affected by unfavourable market conditions that slowed investor demand for managed funds. Funds flows were higher last year due to the government's superannuation incentives.

Funds under management were $6.5 billion compared to $8.5 billion at 30 September 2007, which relates to Advance Funds Management, an established investment packaging business. Funds under advice (Financial Planning and Private Bank) were $3.0 billion compared to $3.9 billion at 30 September 2007.


Managed Funds
$ billion
$ million
50
45
40
35
30
25
20
15
10
5
-
350
300
250
200
150
100
50
-
197
223
254
296
272
18.3
6.5
23.4
9.2
29.0
10.3
37.3
12.4
31.1
9.5
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Asgard
Other managed funds
Managed funds fees (RHS)

3.1.5 Operating Expenses - Cash basis

	Half Year		Full Year	
	Sep 08	Mar 08	Sep 08	Sep 07
	$M	$M	$M	$M
Staff expenses				
Salaries	314	328	642	652
Contractors' fees	7	10	17	7
Superannuation	36	33	69	60
Payroll tax	20	23	43	42
Fringe benefits tax	2	1	3	7
Share based compensation	6	8	14	12
Other [1]	13	18	31	28
Total staff expenses	398	421	819	808
Computer and equipment costs				
Depreciation	16	17	33	35
Amortisation - intangible assets	20	19	39	31
Rental on operating leases	-	1	1	4
Other [2]	37	35	72	71
Total computer and equipment costs	73	72	145	141
Occupancy costs				
Depreciation	15	15	30	26
Rental on operating leases	48	44	92	86
Other [3]	22	21	43	42
Total occupancy costs	85	80	165	154
Administration expenses				
Advertising and public relations	25	26	51	59
Consultants	9	15	24	28
Fees and commissions	18	18	36	32
Postage	9	10	19	20
Printing and stationery	17	17	34	36
Subscription and levies	5	6	11	10
Telephone	4	5	9	10
Other [4]	27	46	73	92
Total administration expenses	114	143	257	287
Operating expenses before significant items	670	716	1,386	1,390
Ratios - cash basis				
Operating expenses as a % of average assets [5]	0.96%	1.10%	1.02%	1.22%
Expense to income ratio	35.4%	42.5%	38.7%	42.5%

(1) Other staff expenses primarily comprise recruitment fees, workers compensation insurance and staff welfare expenses.

(2) Other computer and equipment costs primarily comprise software and hardware maintenance and data line communication costs.

(3) Other occupancy costs primarily comprise management fees paid for property facility management and security services.

(4) Other administration expenses primarily comprise audit and related service fees, legal services, travel costs, non-lending losses and financial charges.

(5) Half year ratios are annualised.



3.1.5 Operating Expenses - Cash basis (continued)


Operating Expenses
Movement - year ended 30 September 2008
$M
1,450
1,400
1,350
1,300
1,250
1,200
1,390
11
4
11
(8)
(22)
1,386
30 Sep 2007
Staff expenses
Computer
Occupancy
Advertising
Other
30 Sep 2008

Operating expenses were down 0.3% compared to last year. The expense to income ratio fell to 38.7% compared to 42.5% last year, reflecting the benefits realised from the Group's business optimisation program, which involved the centralisation of specialist head office functions, renegotiation of supplier contracts and a review of information technology projects. Benefits were also realised from the Bank's offshoring program and the active management of staff numbers in response to the proposed merger with Westpac. Administration expenses reflect the benefit of a $17 million GST refund.

Expenditure on the Group's Basel II and Anti-Money Laundering compliance projects totalled $22.9 million (30 September 2007: $11.7 million) during the year of which $13.8 million (30 September 2007: $8.2 million) was recognised as an expense.


Operating Expenses
Movement - half year ended 30 September 2008
$M
740
730
720
710
700
690
680
670
660
650
640
716
(23)
1
5
(1)
(28)
670
31 Mar 2008
Staff expenses
Computer
Occupancy
Advertising
Other
30 Sep 2008

Operating expenses were down 6.4% compared to first half 2008. The expense to income ratio was 35.4% in second half 2008 compared to 42.5% in first half 2008, reflecting benefits from the business optimisation program, offshoring back office functions and actively managing staff numbers by deferring the replacement of certain staff vacancies in response to the proposed merger and slowing market conditions. Other administration expenses reduced primarily due to the receipt of a GST refund of $17 million.



3.1.5 Operating Expenses - Cash basis (continued)


Total Operating Income
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
$ million
2,570
2,709
2,954
3,272
3,579
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Previous AGAAP
Cash AIFRS


Operating Expenses
1,600
1,400
1,200
1,000
800
600
400
200
-
$ million
1,222
1,276
1,299
1,390
1,386
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Previous AGAAP
Cash AIFRS


Operating Expense to Income Ratio
50%
48%
46%
44%
42%
40%
38%
36%
34%
32%
30%
47.5%
47.1%
44.0%
42.5%
38.7%
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Previous AGAAP
Cash AIFRS

3.1.5 Operating Expenses - Cash basis (continued)

Total operating expenses

Operating expenses are classified into the broad categories of staff, computer and equipment, occupancy and administration. Total operating expenses before significant items were $1,386 million for the year (30 September 2007: $1,390 million), a decrease of 0.3%. Operating expenses decreased by 6.4% compared to the March 2008 half. These results reflect a GST refund of $17 million, the benefits realised from the Group's business optimisation program, back-office offshoring program and continued investment in the distribution network, technology systems and the brand to drive future growth and operating efficiencies. Risk management processes continue to be enhanced through the implementation of Basel II and the Anti Money Laundering program.

The Group's business optimisation program involved the centralisation of specialist head office functions, renegotiation of supplier contracts and a review of information technology projects. The Bank recognised in first half 2008 a $43 million restructuring provision in respect of restructuring certain business support processes. This amount was recognised as a significant item and is expected to deliver further operating efficiencies in the 2009 year.

Staff expenses

Staff expenses increased by $11 million or 1.4% to $819 million compared to 30 September 2007. This increase includes an average wage increase of 4%, effective 1 October 2007 and a reduction in staff numbers. Total staff were 7,887 compared to 8,074 at 30 September 2007 on a full time equivalent basis. The active management of staff vacancies and the restructuring of certain business support processes and centralisation of specialist head office functions has resulted in minimal growth in staff expenses during the year. Staff expenses decreased by $23 million to $398 million in second half 2008.

Computer and equipment costs

Computer costs increased to $145 million compared to $141 million last year. The balance of deferred expenditure at 30 September 2008 was $192 million (30 September 2007: $137 million). Investments during the year included the development of a new credit card processing platform, investment in technology platforms to support business banking and the implementation of two factor authentication for internet banking customers to enhance security.

Occupancy costs

Occupancy costs increased by $11 million or 7.1% to $165 million, primarily reflecting new branches opened and the expansion of the Group's ATM network through its partnership with BP. Total branches increased to 404 from 400 at 30 September 2007. ATM's increased to 1,144 from 1,096 at 30 September 2007.

Administration expenses

Administration costs decreased by $30 million to $257 million compared to $287 million last year. This decrease primarily relates to a $17 million GST refund recognised in second half 2008 and reduced spending on advertising.



3.1.6 Loan Impairment Expense – Cash basis

	Half Year		Full Year	
	Sep 08 $M	Mar 08 $M	Sep 08 $M	Sep 07 $M
Specific provisions (net of recoveries)				
Residential loans	7	4	11	15
Consumer loans	68	48	116	98
Margin loans	5	20	25	-
Commercial loans	36	24	60	42
Total	116	96	212	155
Collective provision				
- movement during the period	9	22	31	23
- economic cycle adjustment	48	-	48	-
Total	57	22	79	23
Loan impairment expense	173	118	291	178
Movement in general reserve for credit losses	26	26	52	36
Collective provision movement:				
As a percentage of average gross loans [(1)]	0.10%	0.04%	0.07%	0.02%
Loan impairment expense:				
As a percentage of average gross loans [(1)]	0.30%	0.22%	0.26%	0.18%
As a percentage of average risk weighted assets [(1)]	0.47%	0.35%	0.42%	0.31%
As a percentage of average assets [(1)]	0.25%	0.18%	0.22%	0.16%

(1) Half year ratios have been annualised.

The loan impairment charge was $291 million compared to $178 million last year. The increase reflects a $25 million specific charge on a single margin lending loan, with $20 million recognised in first half 2008 and increased specific provisioning on commercial and consumer loans reflecting market conditions, strong portfolio growth in commercial loans and the recognition of an economic cycle adjustment to the collective provision. Loan impairment expense as a percentage of average gross loans was 0.26% compared to 0.18% last year.

The specific provision charge was $212 million compared to $155 million last year. The increased specific provisioning on consumer loans in second half 2008 is partly due to the sale of $10 million of unsecured consumer loans in default to a debt recovery agency. The effect of the transaction was to increase the specific provision charge in second half 2008 by $6 million and decrease the collective provision charge by $10 million.

The collective provision charge was $79 million compared to $23 million last year. The increase is primarily driven by the recognition of an economic cycle adjustment, arrears levels and loan risk rating downgrades on certain commercial loans. Around 90% of the Group's commercial lending portfolio is secured. The collective provision charge benefited in second half 2008 from the sale of certain unsecured consumer loans in default to a debt recovery agency. Having regard to the economic events that have emerged globally and domestically, the Group has decided to recognise an economic cycle adjustment within the Collective Provision for Impairment, notwithstanding that it has a lower risk profile than the major Australian banks driven by the product mix and the geographic exposure being only to the Australian market.

Moreover, the recognition of a $48 million Economic Overlay is in addition to the existing Collective Provision that uses more conservative assumptions such as Downturn Loss Given Default rates rather than Average rates.

The addition of the Economic Overlay will result in the Collective Provision coverage increasing from 0.27 percent to 0.31 percent of gross receivables. This is in addition to the existing general reserve for credit losses of $205 million (after tax).

3.1.6 Loan Impairment Expense – Cash basis (continued)

The Collective Provision now provides coverage for 2.3 years of average historical losses, and when aggregated with the General Reserve, this coverage increases to 4.1 years, which compares favourably to our competitors.

The general reserve for credit losses increased by $52 million reflecting strong growth of 18.9% in risk weighted assets during the year.

At 30 September 2008 the Group is well provisioned with the $205 million balance of the general reserve for credit losses together with the $199 million eligible portion of the collective provision not relating to incurred losses (after tax), representing 0.54% of risk weighted assets.

3.1.7 Income Tax Expense – Cash basis

	Half Year		Full Year	
	Sep 08 $M	Mar 08 $M	Sep 08 $M	Sep 07 $M
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:				
Cash profit before tax	1,052	851	1,903	1,704
Prima facie income tax payable calculated at 30% of operating profit	316	255	571	511
Add: tax effect of differences which increase tax payable				
Preference dividends classified as interest expense	7	5	12	10
Share based payments expense	1	2	3	4
Other	2	1	3	3
Less: tax effect of differences which reduce tax payable				
Non assessable income	(1)	(2)	(3)	(2)
Deduction allowable on shares issued to employees	(1)	(1)	(2)	(2)
Net difference between accounting and tax profit on sale of assets	(1)	1	-	(4)
Rebatable dividends	(1)	(1)	(2)	(2)
Recognition of capital gains tax losses	1	(5)	(4)	-
Recognition of tax losses	-	(10)	(10)	-
Tax consolidation benefit	-	(8)	(8)	-
Overprovision for income tax in prior year	(2)	(4)	(6)	(1)
Other	(4)	-	(4)	(2)
Total income tax expense	317	233	550	515
Effective tax rate %	30.1	27.4	28.9	30.2

The income tax expense for the 30 September 2008 year was $550 million (30 September 2007: $515 million) with an effective tax rate of 28.9% compared to 30.2% last year. The lower effective tax rate is primarily due to a tax benefit gained from a controlled entity entering the tax consolidated group and consequently remeasuring the tax cost value of the entity's assets and the recognition of tax losses relating to the Bank's discontinued New Zealand supermarket banking joint venture in 2006.



3.1.8 Segmental Results - Cash basis

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Retail Bank (RB) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division also manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.
- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing, including invoice discounting.
- BankSA (BSA) – responsible for providing retail banking, business banking and private banking services to customers in South Australia and Northern Territory. These services have been extended into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.
- Wealth Management (WM) – responsible for providing superannuation and wealth management administration platforms, investment management and packaging, dealer group services, margin lending, private banking services and general and life insurance.

3.1.8 Segmental Results - Cash basis (continued)

	Retail Bank $M	Institutional & Business Banking $M	Bank SA $M	Wealth Management $M	Consolidated $M
Year ended 30 September 2008					
Net interest income	1,225	783	371	94	2,473
Non interest income					
Underlying	487	223	106	326	1,142
SGIA investment portfolio trading result	(32)	-	(4)	-	(36)
	455	223	102	326	1,106
Total income	1,680	1,006	473	420	3,579
Loan impairment expense	143	98	23	27	291
Operating expenses	716	292	178	200	1,386
Total segment expenses	859	390	201	227	1,677
Share of profit of equity accounted associates	-	-	-	1	1
Profit before tax	821	616	272	194	1,903
Expense to income ratio - cash	42.6%	29.0%	37.6%	47.6%	38.7%
Expense to income ratio - underlying	41.8%	29.0%	37.3%	47.6%	38.3%
Year ended 30 September 2007					
Net interest income	1,152	619	328	94	2,193
Non interest income					
Underlying	474	166	93	312	1,045
SGIA investment portfolio trading result	31	-	3	-	34
	505	166	96	312	1,079
Total income	1,657	785	424	406	3,272
Loan impairment expense	140	26	11	1	178
Operating expenses	750	273	172	195	1,390
Total segment expenses	890	299	183	196	1,568
Profit before tax	767	486	241	210	1,704
Expense to income ratio - cash	45.3%	34.8%	40.6%	48.0%	42.5%
Expense to income ratio - underlying	46.1%	34.8%	40.9%	48.0%	42.9%

3.1.8 Segmental Results - Cash basis (continued)

Retail Bank (RB)

- RB's contribution to profit before tax increased by 7.0% to $821 million (30 September 2007: $767 million), the result was impacted by a $32 million loss from the Group's mortgage insurance investment portfolio primarily arising in first half 2008 and higher funding costs.
- Net interest income increased by 6.3% to $1,225 million reflecting strong growth in retail deposits. Net interest income has been impacted by the increased cost of attracting longer term retail deposits.
- Non-interest income decreased by 9.9% to $455 million. Non-interest income was primarily affected by a negative contribution from the Group's mortgage insurance business investment portfolio during the year that is $63 million lower compared to last year, which is the major portion of the $70 million impact this had on the Group. In the second half 2008, a $20 million gain was recognised from the partial sale of Visa Inc. shares.
- Operating expenses were effectively controlled, decreasing by 4.5% to $716 million from $750 million last year. The expense to income ratio was 42.6% compared to 45.3% last year.
- Loan impairment expense was relatively steady at $143 million compared to $140 million last year, reflecting the quality of the residential and unsecured consumer loan portfolios. The percentage of the Group's past due 90 day other receivables that includes unsecured consumer loans was 0.57% (30 September 2007: 0.46%).

Institutional & Business Banking (IBB)

- IBB's contribution to profit before tax was $616 million (30 September 2007: $486 million), an increase of 26.7%. IBB comprises the Middle Market segment, auto and equipment lending and financial markets. There has been strong growth in Middle Market receivables during the year, assisted by increasing the number of relationship managers, interstate expansion and our ongoing commitment to customer satisfaction.
- Net interest income increased by 26.5% to $783 million, reflecting strong growth in commercial loans and business deposits during the year.
- Non-interest income increased by 34.3% to $223 million, reflecting strong lending, and business deposit growth together with an increased contribution from treasury trading activities.
- Operating expenses increased by 7.0% to $292 million compared to $273 million last year. The increase is due to investment in the number of relationship managers and interstate expansion. The expense to income ratio decreased to 29.0% from 34.8% last year.
- Loan impairment expense increased to $98 million compared to $26 million last year, this increase reflects an economic cycle adjustment charge to the collective provision, strong growth in the middle market loan portfolio and an increase in the rate of downgrades to loan credit risk grades. Overall credit quality remains sound with around 90% of the Group's commercial lending portfolio being secured.

3.1.8 Segmental Results - Cash basis (continued)

Bank SA (BSA)

- BSA's contribution to profit before tax was $272 million (30 September 2007: $241 million), an increase of 12.9%.
- Net interest income increased by 13.1% to $371 million reflecting strong growth in its commercial loan portfolios and retail deposit balances.
- Non-interest income increased by 6.3% to $102 million impacted by a negative contribution from the Group's mortgage insurance investment portfolio. In second half 2008, a $5 million gain was recognised from the partial sale of Visa Inc. shares. This result also includes a gain of $9 million on sale of premises (30 September 2007: $6 million).
- Operating expenses increased by 3.5% to $178 million compared to last year. The expense to income ratio fell to 37.6% from 40.6% last year, reflecting Group cost management initiatives.
- Loan impairment was $23 million compared to $11 million last year. The increase reflects an economic cycle adjustment charge to the collective provision.

Wealth Management (WM)

- WM's contribution to profit before tax was $194 million (30 September 2007: $210 million), a decrease of 7.6%. Managed funds and margin lending balances have been impacted by the extremely negative and volatile performance of equity markets. During the year, the Group continued to achieve positive net flow in managed funds, with the reduction in balances entirely attributable to market movements. The result has also been impacted by a $25 million loan impairment charge on a single margin lending loan.
- Net interest income was steady at $94 million compared to last year, impacted by volatile equity markets that led to a decline in margin lending balances.
- Non-interest income increased by 4.5% to $326 million. Growth has been affected by a significant decline in equity markets, resulting in a reduction in managed funds balances and fee income compared to last year. Non-interest income includes a fee earned from the AIG Life transaction.
- Loan impairment expense was $27 million compared to $1 million last year. This increased charge mainly represents a provision raised against a single margin lending facility.
- Operating expenses increased by 2.6% to $200 million from $195 million last year. The expense to income ratio was 47.6% compared to 48.0% last year.

3.1.9 Mortgage Insurance

St.George Insurance Australia Pty Limited (SGIA) is a wholly owned lender's mortgage insurance subsidiary of the Bank.

The outstanding balance of loans insured by the Bank's mortgage insurer as at 30 September 2008 had a total value of $43.4 billion. The latest actuarial assessment completed as at 30 September 2008 has determined that the reserves held to meet potential claims are conservative when compared to the minimum requirements as prescribed by APRA.

Based on reinsurance arrangements, SGIA has a limit of liability for each policy year for loans with a loan to valuation ratio (LVR) exceeding 80% based upon the amount of loans originated in the policy year.

From 1 October 2006, new reinsurance arrangements also cover "Low Doc" loans with LVRs between 60% and 80% and "No Deposit" loans in addition to Standard loans.

Under the various reinsurance arrangements, SGIA retains the first risk in the range of 0.5% to 0.78% according to the policy year. Loans are reinsured to a limit of between 1.4% and 5% of the pool for non-securitised loans, and 5% for securitised loans.

SGIA also provides mortgage insurance cover for Standard and No Deposit loans with LVRs below 80% and Low Doc loans with LVRs below 60%. This cover is capped to $2 million in claims for each policy year. However, this type of cover will cease for loans written after 1 October 2008.

During its history, the mortgage insurer has not made a claim under its reinsurance treaties.

The mortgage insurer's investment portfolio consists of equities, fixed interest securities and term deposits. Two external fund managers independently manage the portfolio, with the performance regularly monitored by the mortgage insurer and the Bank.

SGIA will from time to time limit its effective equity exposure through hedging. In second half 2008, SGIA put in place hedges to reduce the effective equities exposure within the investment portfolio to almost 10%. Overall, effective equities exposure is down from 33% as at 31 March 2008, when there were no hedges in place, to almost 10% as at 30 September 2008.

The mortgage insurer is not reported as a separate segment in the Group's segmental results. Its results are included within the Retail Bank and BankSA segments. Due to the significance of the mortgage insurer's operations, a summary of its contribution to the Group is disclosed in the following table:

3.1.9 Mortgage Insurance (continued)

Performance Summary – Contribution to Group Result

	Half Year		Full Year	
	Sep 08 $M	Mar 08 $M	Sep 08 $M	Sep 07 $M
Net interest income				
mortgage insurance	28	27	55	45
investment portfolio- bonds	10	7	17	12
Non-interest income				
investment portfolio fair value movement - bonds and equities	(3)	(33)	(36)	34
dividends	3	3	6	8
Claims	(5)	(4)	(9)	(6)
Other expenses	(5)	(5)	(10)	(8)
Profit before tax	28	(5)	23	85
Income tax expense	(8)	2	(6)	(22)
Profit after tax	20	(3)	17	63
Total assets	409	380	409	397
Investment portfolio	393	358	393	381

Loan risk fees collected by the Bank in respect of SGIA's mortgage insurance activities are regarded as fees that are integral to those loans and recognised as an adjustment to the yield of the loan. Such fees are deferred and amortised to interest income over the estimated life of the loan using the effective interest rate method.

SGIA's contribution to the Group's profit before tax was $23 million compared to $85 million last year. Net interest income derived from mortgage insurance increased to $55 million (30 September 2007: $45 million), due to growth in home loan balances. Mortgage insurance claims were $9 million (30 September 2007: $6 million), reflecting the quality of the loan portfolio. Investment income was a loss of $13 million (30 September 2007: gain of $54 million) mainly attributable to falling equity markets as a result of the global credit crisis. This impact has been effectively managed in second half 2008, resulting in an investment income gain of $10 million.


st.george

3.2 Group Position Summary

As at	30 Sep 2008 $M	31 Mar 2008 $M	30 Sep 2007 $M
Assets			
Cash and liquid assets	2,672	3,035	2,081
Receivables due from other financial institutions	305	477	1,244
Assets at fair value through the income statement	15,605	13,314	11,339
Derivative assets	3,389	2,621	1,271
Available for sale investments	2,810	829	929
Loans and other receivables	97,721	93,636	89,884
Bank acceptances of customers	22,263	19,774	16,343
Property, plant and equipment	331	336	345
Intangible assets	1,378	1,344	1,323
Other assets	906	943	1,041
Total Assets	147,380	136,309	125,800
Liabilities			
Retail funding and other borrowings	131,206	118,960	108,005
Payables to other financial institutions	1,786	965	1,013
Bank acceptances	3,970	5,050	6,348
Derivative liabilities	2,291	3,049	3,440
Bills payable and other liabilities	1,124	1,425	1,110
Total Liabilities	140,377	129,449	119,916
Net Assets	7,003	6,860	5,884
Shareholders' Equity			
Share capital	5,631	5,480	4,549
Reserves	115	259	243
Retained profits	1,250	1,115	1,086
Minority interests in controlled entities	7	6	6
Total Shareholders' Equity	7,003	6,860	5,884
Shareholders' equity as a percentage of total assets	4.75%	5.03%	4.68%
Net tangible assets per ordinary share issued	$9.05	$8.95	$7.63
Number of ordinary shares issued (000's)	566,198	560,728	532,231



3.2.1 Total Assets

Total assets were $147.4 billion at 30 September 2008 (30 September 2007: $125.8 billion), an increase of 17.2%. This reflects growth of 13.0% in lending assets (including bank acceptances and securitised loans) to $120.0 billion since 30 September 2007 and an increased holding of liquid assets.


Total Assets
$ billion
160
140
120
100
80
60
40
20
-
70
92
107
126
147
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Previous AGAAP
AIFRS (excl. AASB 132 and 139)
AIFRS


Total Liabilities
$ billion
160
140
120
100
80
60
40
20
-
65
87
102
120
140
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Previous AGAAP
AIFRS (excl. AASB 132 and 139)
AIFRS


Shareholders' Equity as a Percentage of Total Assets
8.0%
7.0%
6.0%
5.0%
4.0%
7.19%
5.83%
4.99%
4.68%
4.75%
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Previous AGAAP
AIFRS (excl. AASB 132 and 139)
AIFRS

The decline in the ratio to 4.68% at 30 September 2007 was due to the strong growth in total assets during the 2007 year and the timing of the ordinary share capital raisings that occurred in the first half 2008.

3.2.2 Lending Assets

Lending assets increased to $120.0 billion (30 September 2007: $106.2 billion), an increase of 13.0%.

As at	30 Sep 2008 $M	31 Mar 2008 $M	30 Sep 2007 $M
Residential			
Housing loans	38,691	34,205	28,681
Securitised housing loans	14,152	16,249	18,752
Home equity loans	22,690	22,189	21,781
Total Residential	75,533	72,643	69,214
Consumer			
Personal loans[1]	3,067	2,975	2,821
Line of credit	1,720	1,639	1,512
Margin lending	2,060	2,524	3,169
Total Consumer	6,847	7,138	7,502
Commercial			
Commercial loans	12,050	11,004	10,298
Bank bill acceptances	22,154	19,533	15,976
Hire purchase[2]	2,896	2,629	2,367
Leasing[3]	723	627	538
Total Commercial	37,823	33,793	29,179
Foreign exchange cash advances	83	82	41
Structured financing[4]	68	67	582
Gross lending assets	120,354	113,723	106,518
Collective provision	370	313	291
Net lending assets	119,984	113,410	106,227
Lending assets are comprised of:			
Net loans and receivables	97,721	93,636	89,884
Bank acceptances - commercial	22,154	19,533	15,976
Bank acceptances - margin lending	109	241	367
Net lending assets	119,984	113,410	106,227

(1) Includes $521m of securitised personal loans as at 30 September 2008 (31 March 2008: $121m, 30 September 2007: $nil).
(2) Includes $728m of securitised hire purchase loans as at 30 September 2008 (31 March 2008: $174m, 30 September 2007: $nil).
(3) Includes $143m of securitised leases as at 30 September 2008 (31 March 2008: $41m, 30 September 2007: $nil).
(4) The reduction in structured finance lending is primarily due to the termination of a single loan during the year.



3.2.2 Lending Assets (continued)

Residential loans increased by 9.1% to $75.5 billion from $69.2 billion as at 30 September 2007. Housing system growth has weakened in second half 2008 due to higher interest rates, increasing fuel costs and share market volatility that have all negatively impacted consumer confidence. The Bank continues to target the stronger growth states of Western Australia and Queensland and continues to maintain a positive customer service rating differential relative to the major banks in response to this challenging environment.

Consumer loans were $6.8 billion compared to $7.5 billion at 30 September 2007 and comprise margin loans, credit cards and personal loans. Credit cards grew by 13.8% to $1.7 billion (30 September 2007: $1.5 billion) reflecting the success of the Bank's cross sell initiatives and award winning "Vertigo" credit card. Margin lending receivables were $2.1 billion compared to $3.2 billion at 30 September 2007. The portfolio has been impacted by falling equity markets and the resulting margin calls, together with reduced investor demand for margin lending products.

Commercial loans grew by 29.6% to $37.8 billion from $29.2 billion at 30 September 2007. Annualised growth in commercial loans since 31 March 2008 was a strong 23.9%, despite intense competition in this market and slowing demand. Middle market receivables grew by 29.3% to $30.8 billion since 30 September 2007 and recorded an annualised increase of 23.6% since 31 March 2008. This strong growth reflects the success of St.George's business bank strategy that is centred on providing a superior customer experience and specialising in six industry segments.



3.2.3 Impaired Assets

Total impaired assets (net of specific provisions) were $146 million at 30 September 2008 (30 September 2007: $105 million).

Past due 90 day loans were $482 million compared to $345 million at 30 September 2007. Residential past due 90 day loans as a percentage of total residential loans were 0.30% compared to 0.25% at 30 September 2007. These loans are well secured and minimal losses are expected as the properties have either low loan to valuation ratios or are mortgage insured. Residential past due 90 day loans have increased compared to 30 September 2007, reflecting the growth in the portfolio and the slow down in the economic cycle.

Past due 90 day other receivables as a percentage of total other receivables were 0.57% compared to 0.46% at 30 September 2007, reflecting a more difficult economic environment.

As at	30 Sep 2008 $M	31 Mar 2008 $M	30 Sep 2007 $M
Section 1 - Non-Perfoming Loans			
Gross Loan Balances	191	197	139
Specific Provisions	45	58	34
Net Loan Balances	146	139	105
Section 2 - Restructured Loans			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Section 3 - Assets acquired through security enforcement			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Total impaired assets [(1)]	146	139	105
Section 4 - Past Due Loans [(2)]			
Residential loans	227	165	176
Other	255	170	169
Total	482	335	345

(1) The presentation of impaired loan balances has been revised to include commercial loans managed on a portfolio basis previously disclosed as past due, securitised loans and loans mortgage insured by SGIA. Comparatives have been amended accordingly.

(2) The presentation of past due loans has been revised to exclude certain commercial loans managed on a portfolio basis that are now categorised as impaired loans, include securitised loans and include past due commercial loans that had collective provisions raised to cover the expected loss. Comparatives have been amended accordingly.

3.2.3 Impaired Assets (continued)


Non-Performing Loans
$ million
200
180
160
140
120
100
80
60
40
20
0
0.14%
0.12%
0.10%
0.08%
0.06%
0.04%
0.02%
0.00%
0.04%
0.06%
0.09%
0.10%
0.12%
22
47
80
105
146
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Net non-performing loans
Net non-performing loans/net receivables (RHS)

As at	30 Sep 2008	30 Sep 2007
Specific provision coverage for non-performing loans	23.56%	24.46%
Gross non-performing loans / Net receivables	0.16%	0.13%
Net non-performing loans / Net receivables	0.12%	0.10%

Past due loans consist of retail and commercial loans (including securitised loans) which are 90 or more consecutive days in arrears. Interest on these loans continues to be taken to the profit and loss and collective provisions have been raised to cover expected loss.

Past due items

As at	30 Sep 2008	30 Sep 2007
Residential / Net residential receivables	0.30%	0.25%
Other / Net other receivables	0.57%	0.46%

3.2.4 Loan Impairment Provisions and General Reserve for Credit Losses

	Half Year		Full Year	
	Sep 08 $M	Mar 08 $M	Sep 08 $M	Sep 07 $M
Collective provision				
Balance at beginning of period	313	291	291	268
Movement during the period	9	22	31	23
Economic cycle adjustment	48	-	48	-
Balance at end of period	370	313	370	291
Specific provision				
Balance at beginning of period	58	34	34	31
Net provision movement during the period	116	96	212	155
Bad debt write-offs	(129)	(72)	(201)	(152)
Balance at end of period	45	58	45	34
General reserve for credit losses				
Balance at beginning of period	179	153	153	117
Appropriation from profits during the period	26	26	52	36
Balance at end of period	205	179	205	153
Total provisions and general reserve for credit losses	620	550	620	478
Collective provision as a percentage of gross receivables	0.31%	0.28%	0.31%	0.27%

Collective and specific provisions are raised where there is objective evidence of impairment. For collective impairment, a provision is raised even where the impairment event cannot be attributed to individual exposures. The required provision is estimated on the basis of historical loss experience.

Having regard to the economic events that have emerged globally and domestically, the Group has decided to recognise an economic cycle adjustment within the Collective Provision for Impairment, notwithstanding that it has a lower risk profile than the major Australian banks driven by the product mix and the geographic exposure being only to the Australian market.

Moreover, the recognition of a $48 million Economic Overlay is in addition to the existing Collective Provision that uses more conservative assumptions such as Downturn Loss Given Default rates rather than Average rates.

The addition of the Economic Overlay will result in the Collective Provision coverage increasing from 0.27 percent to 0.31 percent of gross receivables. This is in addition to the existing general reserve for credit losses of $205 million (after tax).

The Collective Provision now provides coverage for 2.3 years of average historical losses, and when aggregated with the General Reserve, this coverage increases to 4.1 years, which compares favourably to our competitors.

At 30 September 2008, $199 million of the after tax equivalent of the collective provision is considered to satisfy APRA's general provision definition which, when taken together with the $205 million balance of the general reserve for credit losses, represents 0.54% of risk weighted assets.

The Group is conservatively provisioned with the balance of the general reserve for credit losses (grossed up for tax) together with the collective provision representing 0.55% of gross loans and receivables.



3.2.5 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $131.2 billion at 30 September 2008, an increase of 21.5% since 30 September 2007.

As at	30 Sep 2008 $M	31 Mar 2008 $M	30 Sep 2007 $M
Retail funding	57,311	51,134	47,779
Other deposits	20,167	18,545	15,640
Offshore borrowings	21,160	21,556	17,024
Domestic borrowings	11,654	8,010	6,392
Subordinated debt	2,526	1,906	1,909
Preference shares	719	718	322
Securitisation and asset-backed conduit funding	17,669	17,091	18,939
Total	131,206	118,960	108,005
Retail funding as a % of Total Retail Funding and Other Borrowings [(1)]	50.8%	50.6%	53.8%

(1) Excluding securitisation, asset-backed conduit funding and preference shares.


Retail Funding
$ billion
70
60
50
40
30
20
10
0
36.1
39.4
43.1
47.8
57.3
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Previous AGAAP
AIFRS (excl. AASB 132 and 139)
AIFRS


Other Borrowings
$ billion
80
70
60
50
40
30
20
10
0
21.3
37.7
48.6
60.2
73.9
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Previous AGAAP
AIFRS (excl. AASB 132 and 139)
AIFRS

3.2.5 Retail Funding and Other Borrowings (continued)


Retail Funding as a % of Total Retail Funding and Other Borrowings (1)
69%
65%
61%
57%
53%
49%
45%
62.9%
62.3%
59.8%
53.8%
50.8%
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Previous AGAAP
AIFRS (excl. AASB 132 and 139)
AIFRS

(1) Excludes securitisation funding, asset-backed conduit funding and preference shares.

Retail funding

Retail funding has grown strongly by 20.0% to $57.3 billion since 30 September 2007 and accounts for 50.8% of total funding and other borrowings excluding securitisation, asset-backed conduit funding and preference shares (30 September 2007: 53.8%). Annualised growth since 31 March 2008 was 24.2%. Particularly strong growth was recorded in fixed term accounts.

As at	30 Sep 2008 $M	31 Mar 2008 $M	30 Sep 2007 $M
Transaction	17,950	17,505	17,441
Savings	554	557	582
Fixed Term	23,299	17,654	14,855
DirectSaver	9,080	8,677	7,871
Investment	6,428	6,741	7,030
Total Retail Funding	57,311	51,134	47,779

Since 30 September 2007, transaction accounts have grown 2.9% to $18.0 billion, directsaver accounts increased by 15.4% to $9.1 billion, fixed term accounts grew 56.8% to $23.3 billion, and investment accounts, which comprise the Portfolio Cash Management Account, the Powersaver Account and the Investment Cash Account were $6.4 billion compared to $7.0 billion at 30 September 2007. The Group's business deposit accounts have grown by 10.3% to $7.3 billion since 30 September 2007. Cash investment accounts of Asgard investors held with the Bank increased 31.9% to $4.9 billion from $3.7 billion at 30 September 2007.

The strong lending growth achieved in the Middle Market segment has contributed to the growth in business deposits as the Bank actively develops customer relationships by increasing products per customer. Growth in cash investment accounts held by Asgard investors is due to increased investor demand for lower risk products in response to volatile investment markets. Growth in retail deposits has also resulted from the expansion of the Bank's branch network, rising interest rates, investor preferences for lower risk banking products, targeted marketing campaigns and product delivery enhancements. Annualised growth in fixed term deposit accounts since 31 March 2008 was a strong 64.0%. Strong balance sheet growth, a deliberate strategy to hold a higher level of liquid assets and lower securitisation have resulted in an increase in the proportion of wholesale funding. As a result, the retail funding ratio reduced to 50.8% from 53.8% at 30 September 2007.


st.george

3.2.5 Retail Funding and Other Borrowings (continued)

Other borrowings

Other borrowings excluding securitisation, asset-backed conduit funding and preference shares increased to $55.5 billion from $41.0 billion at 30 September 2007. Debt issues during the year included the following:

- In September 2008, the Bank completed a $1,051 million issue of mortgage-backed securities under its Crusade Securitisation program.
- In July 2008, the Bank issued asset backed securities with a value of $1,236 million as part of the Bank's auto loan receivables securitisation program.
- In June 2008, the Bank issued EUR 900 million of fixed rate notes maturing in June 2013.
- In May 2008, the Bank issued $625 million of fixed rate and $125 million of floating rate subordinated notes maturing in May 2018.
- In April 2008, the Bank issued EUR 100 million of floating rate notes, maturing in June 2011.
- In March 2008, the Bank issued AUD 1.2 billion of one-year term funding comprising AUD 1 billion of floating rate transferable deposits and AUD 150 million of certificates of deposit. The majority of the paper was placed with domestic investors.
- In March 2008, the Bank issued CHF 250 million of floating rate notes, maturing in March 2010. This was the first public issue by St.George in the Swiss market.
- In March 2008, the Bank completed a $341 million issue of asset-backed securities as part of the Bank's auto loan receivables securitisation program.
- In February 2008, the Bank issued AUD 900 million of floating rate transferable deposits, maturing in August 2009.
- In October 2007, the Bank issued AUD 200 million of fixed rate and AUD 300 million of floating rate transferable deposits, maturing in July 2010.

In December 2007, the Bank issued four million Converting Preference Shares (CPS II) for $100 each, raising $392 million (net of issue costs) in Tier 1 capital. The CPS II are classified as debt for accounting purposes with distributions recognised as an interest expense.

By June 2008, the Bank had completed 100% of its full year 2008 term funding requirement, raising $12.6 billion during the year.

The term funding market continues to be expensive but remains accessible to St.George as demonstrated by the debt issues completed during the year. As at 30 September 2008, the average maturity period of term funding was 26 months (30 September 2007: 32 months). Maturities of term funding in the next six months represent 15% of total term funding.

St.George accesses wholesale debt markets, both in Australia and in major international capital markets. Short-term wholesale funding is predominately sourced from the Australian market. To supplement St.George's strong funding base in Australia, St.George has established wholesale funding and securitisation programs in international markets. This strategy provides the Bank with prudent diversification of its wholesale funding sources to ensure there is no over reliance on any individual market.


st.george

3.2.5 Retail Funding and Other Borrowings (continued)

The Group's funding sources for short-term and term[1] funding are as follows:


Short Term Funding
Investor Source
North America 5%
Asia 4%
Europe 17%
Australia 74%
Term1 Funding
Investor Source
North America 9%
Asia 2%
Australia 45%
Europe 44%

The maturity profile of term[1] funding as at 30 September 2008 is as follows:


$M
Term1 Funding Maturity Profile
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
Oct-08
Nov-Dec 08
Jan-Mar 09
Apr-Jun 09
Jul-Sep 09
Oct 09-Mar 10
Apr-Sep 10
Oct 10-Mar 11
Apr-Sep 11
Oct 11-Sep 12
Oct 12-Sep 13
Oct 13 +
Senior
Subordinated debt

[1] Comprised of senior wholesale funding issued with a tenor of one or more years, and subordinated debt.



3.2.5 Retail Funding and Other Borrowings (continued)

St.George uses securitisation to further diversify its funding sources and also for capital management purposes. St.George had $16.8 billion of securitisation funding in place at 30 September 2008 (30 September 2007: $17.9 billion). The Group has established a number of securitisation Special Purpose Entities (SPEs), which have purchased beneficial interests in portfolios of residential mortgages, commercial hire purchase agreements, consumer receivables, finance leases and chattel mortgages of motor vehicle and equipment receivables. The SPEs are funded through the issuance of floating rate asset backed securities. The securitisation SPEs are fully consolidated into the Group's financial accounts as the Group retains a residual interest in the benefits of the SPEs and a residual risk in the assets. As at 30 September 2008, the total amount of receivables held in the SPEs was $16.6 billion (30 September 2007: $18.8 billion). Prevailing market conditions have severely limited access to securitisation markets for residential loans. St.George continues to securitise, having completed three securitisations during the year, issuing notes totalling $2,628 million[1].

The Bank and its controlled entities act as the sponsor, servicer, manager, custodian, standby swap and swap provider of the SPEs. All transactions between the SPEs and the Bank and its subsidiaries are conducted at arms length and on normal commercial terms. All inter group transactions are eliminated on consolidation.

In response to the global credit crisis, St.George continues to hold excess liquidity. In May 2008, St.George secured an additional source of liquidity by completing an internal securitisation of $4 billion that consisted of two tranches: $3.8 billion of Class A notes due May 2044, rated AAA by Standard and Poors, and Fitch, and $188 million of Class B notes due May 2044. In October 2008, St.George completed an additional internal securitisation of $6 billion that consisted of two tranches: $5.730 billion of Class A notes due January 2044, rated AAA by Fitch, and $270 million of Class B notes due January 2044. It is expected that these Class A notes will qualify as eligible collateral for repurchase agreements with the Reserve Bank of Australia (RBA). This transaction increases the Bank's collateral that is available to be pledged with the RBA for cash.

The Bank is the sponsor of a $3.0 billion Asset Backed Commercial Paper Programme ("ABCPP") that is drawn to $1.3 billion (30 September 2007: $1.1 billion). The ABCPP consists of a number of SPEs that are fully consolidated in the Group. These SPEs invest in high rated securities that are funded by the issue of commercial paper that has a maturity of up to 95 days.

As at 30 September 2008, all collateral for Securitisation and ABCPP was located in Australia.

Details of the type of collateral, and average life of collateral held by ABCPP and the SPE's together with the ratings of collateral held by ABCPP at 30 September 2008 are as follows:

[1] Of these notes issued during the year, $1,577 million are supported by securitised loans that satisfy APRA's requirements for Tier 1 regulatory capital relief.



3.2.5 Retail Funding and Other Borrowings (continued)

Collateral Type	30 Sep 2008 $M	30 Sep 2007 $M
Asset Backed Commercial Paper Program		
Cash	1	1
Mortgage Backed Securities	251	385
Warehouse Funding Facilities	455	500
	598	211
Securitisation		
Residential mortgage loans[1]	15,186	18,752
Auto and equipment finance receivables	1,392	-
Total	**17,883**	**19,849**

Weighted Average Life of Collateral (Years)	30 Sep 2008	30 Sep 2007
Asset Backed Commercial Paper Program		
Mortgage Backed Securities	2.0	0.9
Asset Backed Securities	5.5	2.1
Warehouse Funding Facilities	0.1	0.1
Securitisation		
Residential mortgage loans	24.7	24.5
Auto receivables	3.0	-

	30 Sep 2008		30 Sep 2007	
Asset Backed Commercial Paper Program Ratings of Collateral	Mortgage Backed Securities[2] (%)	Asset Backed Securities (%)	Mortgage Backed Securities[2] (%)	Asset Backed Securities (%)
AAA	28%	13%	61%	100%
AA	1%	87%	36%	-
AA-	70%	-	-	-
A	1%	-	3%	-
	100%	100%	100%	100%

The ABCPP remains cash flow positive and all underlying assets in the program are performing.

[1] 30 September 2008 includes $1,034 million of securitised loans that do not satisfy APRA's requirements for Tier 1 regulatory capital relief as all risks associated with the loans are retained by the Bank.
[2] Includes Warehouse funding facilities.



3.2.6 Shareholders' Equity

Shareholders' equity of $7,003 million represents 4.75% of total assets as at 30 September 2008. Shareholders' equity is comprised of the following items:

As at	30 Sep 2008 $M	31 Mar 2008 $M	30 Sep 2007 $M
Ordinary share capital			
- Ordinary equity	5,133	4,982	4,051
- Treasury shares	(10)	(10)	(10)
Total ordinary share capital	5,123	4,972	4,041
SAINTS	345	345	345
Step-up preference shares	148	148	148
Retained profits	1,250	1,115	1,086
General reserve	15	15	15
General reserve for credit losses	205	179	153
Foreign currency translation reserve	(1)	(1)	(1)
Cash flow hedge reserve	(116)	31	47
Equity compensation reserve	55	49	41
Depositors' and borrowers' redemption reserve	2	2	2
Available for sale reserve	(30)	(1)	1
Minority interests	7	6	6
Shareholders' equity	7,003	6,860	5,884

Below is a table detailing the movements in ordinary equity during the year.

	$M	Number of shares
Balance as at 1 October 2007	4,041	532,231,095
Shares issued under various plans:		
Share purchase plan	85	3,452,467
Private placement (net of issuance costs)	759	21,900,000
Dividend Reinvestment Plan - 2007 final ordinary dividend	76	2,203,980
Dividend Reinvestment Plan - 2008 interim ordinary dividend	151	5,464,129
Employee Reward Share Plan	-	191,802
Executive Performance Share Plan	-	250,690
Executive Option Plan	11	503,891
Balance as at 30 September 2008	5,123	566,198,054

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared a final dividend of 94 cents per ordinary share, an increase of 9.3% or 8 cents compared to the 2007 year final dividend. This takes the full year dividend to 182 cents, an increase of 14 cents or 8.3% on the prior year. This represents a dividend payout ratio (cash basis) of 77.6% for the year. The Board has also declared a special dividend of 31 cents per ordinary share.

100% of the dividend payments will be franked at 30% and will be paid on 18 December 2008. Ordinary shares will trade ex-dividend on 18 November 2008. The adjusted franking account balance was $703 million at 30 September 2008 (30 September 2007: $571 million), after allowing for the impact of the final and special dividends.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 24 November 2008 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan (DRP)

In the event that the proposed merger is approved on 13 November 2008, the DRP and the DRP underwriting will be terminated and will not operate in relation to the final and special dividends, otherwise the DRP will operate for the final and special dividends with a 2.5% discount. Participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 24 November 2008. DRP application forms are available from the Share Registry.

The DRP will be priced during the 15 days of trading commencing 26 November 2008 through to 16 December 2008. A combined DRP advice/holding statement will be despatched to DRP participants on 6 January 2009.

St.George intends to have the DRP underwritten to 100% participation for the total of the 2008 final and special dividends.



Ordinary Dividends - Final, Interim and Special
Cents per share
200
180
160
140
120
100
80
60
40
20
0
122
137
151
168
182
31
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Final and interim
Special

1. Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney. Tel: 1800 804 457

3.3.1 Dividends (continued)


Cash Earnings Per Share
Cents per share
240
220
200
180
160
140
160.8
173.1
195.8
218.9
237.0
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Previous AGAAP
Cash basis

Preference Shares

The following table outlines the dividend entitlements relating to each class of Preference Share.

Period	Payment date	Amount $M	Franked
SAINTS (Classified as equity)			
1 October 2007 - 19 November 2007	20 November 2007	3	100% franked at 30%
20 November 2007 - 19 February 2008	20 February 2008	5	100% franked at 30%
20 February 2008 - 19 May 2008	20 May 2008	6	100% franked at 30%
20 May 2008 - 19 August 2008	20 August 2008	6	100% franked at 30%
20 August 2008 - 30 September 2008	20 November 2008	2	100% franked at 30%
		22	
STEP-UP PREFERENCE SHARES (Classified as equity)			
1 October 2007 - 19 November 2007	20 November 2007	1	100% franked at 30%
20 November 2007 - 19 February 2008	20 February 2008	2	100% franked at 30%
20 February 2008 - 19 May 2008	20 May 2008	2	100% franked at 30%
20 May 2008 - 19 August 2008	20 August 2008	3	100% franked at 30%
20 August 2008 - 30 September 2008	20 November 2008	1	100% franked at 30%
		9	
CONVERTING PREFERENCE SHARES (Classified as a liability)			
1 October 2007 - 19 November 2007	20 November 2007	3	100% franked at 30%
20 November 2007 - 19 February 2008	20 February 2008	5	100% franked at 30%
20 February 2008 - 19 May 2008	20 May 2008	5	100% franked at 30%
20 May 2008 - 19 August 2008	20 August 2008	5	100% franked at 30%
20 August 2008 - 30 September 2008	20 November 2008	2	100% franked at 30%
		20	
CONVERTING PREFERENCE SHARES II (Classified as a liability)			
28 December 2007 - 19 February 2008	20 February 2008	4	100% franked at 30%
20 February 2008 - 19 May 2008	20 May 2008	6	100% franked at 30%
20 May 2008 - 19 August 2008	20 August 2008	7	100% franked at 30%
20 August 2008 - 30 September 2008	20 November 2008	3	100% franked at 30%
		20	

3.3.2 Capital Adequacy

The Group has a Tier 1 capital adequacy ratio of 6.6% (30 September 2007: 6.7%) and a total capital adequacy ratio of 10.4% (30 September 2007: 10.2%).

The Tier 1 capital adequacy ratio was primarily impacted during the year by the issuance of 4 million Converting Preference Shares (CPS II) in December 2007 raising $392 million (net of issue costs) in Non-Innovative Tier 1 capital, the issuance of 21.9 million ordinary shares in November 2007 under a private placement raising $759 million, the issuance of 3.5 million ordinary shares in March 2008 under the Share Purchase Plan, raising $85 million and the issuance of 7.7 million ordinary shares under the DRP, raising $227 million.

	30 Sep 2008 $M	31 Mar 2008 $M	30 Sep 2007 $M
Tier 1			
Share capital	5,123	4,972	4,041
General reserve	15	15	15
Borrowers' and depositors' redemption reserve	2	2	2
Converting Preference Shares (CPS I)	320	320	320
Converting Preference Shares (CPS II)	392	392	-
SAINTS	345	345	345
Step-up preference shares	148	148	148
Minority interests	7	6	6
Other reserves	(4)	10	1
Equity compensation reserve	55	49	41
Retained earnings	1,250	1,115	1,086
Less: Expected dividend [(1)]	(482)	(345)	-
Capitalised expenses	(427)	(412)	(358)
Goodwill and other APRA deductions	(1,804)	(1,762)	(1,701)
Add: AIFRS APRA transition adjustments [(2)]	-	-	261
Total Tier 1 capital	4,940	4,855	4,207
Tier 2			
Asset revaluations	20	21	23
Subordinated debt	2,470	1,887	1,890
General reserve for credit losses/collective provision	404	351	313
Add: APRA AIFRS transition adjustment [(2)]	-	-	7
Total Tier 2 capital	2,894	2,259	2,233
Deductions			
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	42	48	27
Other	31	6	1
Total deductions from capital	73	54	28
Total qualifying capital	**7,761**	**7,060**	**6,412**
Risk weighted assets	**75,162**	**69,693**	**63,226**
	%	%	%
Risk weighted capital adequacy ratio			
Tier 1	6.6	7.0	6.7
Tier 2	3.9	3.2	3.5
Deductions	(0.1)	(0.1)	-
Total capital ratio	10.4	10.1	10.2

(1) Net of estimated reinvestment under the dividend reinvestment plan.
(2) AIFRS transitional relief adjustments expired on 1 January 2008.

The Group's minimum Tier 1 capital adequacy ratio regulatory requirement is 6.25%. This was reduced from 7.0% in December 2007.

3.3.2 Capital Adequacy (continued)

The Adjusted Common Equity (ACE) Ratio was 4.9%, which is steady compared to 30 September 2007.

As at	30 Sep 2008 $M	31 Mar 2008 $M	30 Sep 2007 $M
Adjusted Common Equity Ratio			
Tier 1 Capital	4,940	4,855	4,207
Less: SAINTS	345	345	345
Step-up preference shares	148	148	148
Converting preference shares (CPS I)	320	320	320
Converting preference shares (CPS II)	392	392	-
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	42	48	27
APRA transition adjustments	-	-	261
Adjusted Common Equity	3,693	3,602	3,106
Risk Weighted Assets	75,162	69,693	63,226
Adjusted Common Equity Ratio	4.9%	5.2%	4.9%

3.3.3 Average Balances and Related Interest

Average Balances and Related Interest For the Year Ended 30 September 2008	Average Balance $M	Interest $M	Average Rate %
Interest earning assets			
Cash and liquid assets	1,921	109	5.67%
Receivables from other financial institutions	1,329	84	6.32%
Assets at fair value	13,728	976	7.11%
Loans and other receivables	112,417	9,541	8.49%
Total interest earning assets	129,395	10,710	8.28%
Non-interest earning assets			
Bills receivable	43		
Property, plant and equipment	339		
Other assets	5,904		
Provision for doubtful debts	(361)		
Total non-interest earning assets	5,925		
Total assets	135,320		
Interest bearing liabilities			
Retail funding	50,303	2,831	5.63%
Other deposits	17,680	1,288	7.29%
Payables to other financial institutions	1,234	72	5.83%
Bank acceptances	5,252	383	7.29%
Securitisation (1)	18,339	1,388	7.57%
Loan capital	2,093	169	8.07%
Other borrowings (1) (2)	29,523	2,106	7.13%
Total interest bearing liabilities	124,424	8,237	6.62%
Non-Interest bearing liabilities			
Bills payable	555		
Other non-interest bearing liabilities	3,694		
Total non-interest bearing liabilities	4,249		
Total liabilities	128,673		
Shareholders' equity (3)	6,647		
Total liabilities and shareholders' equity	135,320		
Interest Spread (4)			1.66%
Interest Margin (5)			1.91%

(1) Includes foreign exchange swap costs.
(2) Includes the impact of Balance Sheet Management activities.
(3) Basic weighted average number of ordinary shares outstanding for the year were 557.4 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.



3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Year Ended 30 September 2007	Average Balance $M	Interest $M	Average Rate %
Interest earning assets			
Cash and liquid assets	1,078	52	4.82%
Receivables from other financial institutions	1,489	82	5.51%
Assets at fair value	7,999	491	6.14%
Loans and other receivables	98,285	7,578	7.71%
Total interest earning assets	108,851	8,203	7.54%
Non-interest earning assets			
Bills receivable	23		
Property, plant and equipment	333		
Other assets	4,805		
Provision for doubtful debts	(323)		
Total non-interest earning assets	4,838		
Total assets	113,689		
Interest bearing liabilities			
Retail funding	43,725	2,088	4.78%
Other deposits	10,708	665	6.21%
Payables to other financial institutions	509	26	5.11%
Bank acceptances	6,492	408	6.28%
Securitisation [1]	20,052	1,328	6.62%
Loan capital	1,963	129	6.57%
Other borrowings [1] [2]	21,385	1,366	6.39%
Total interest bearing liabilities	104,834	6,010	5.73%
Non interest bearing liabilities			
Bills payable	193		
Other non interest bearing liabilities	3,153		
Total non interest bearing liabilities	3,346		
Total liabilities	108,180		
Shareholders' equity [3]	5,509		
Total liabilities and shareholders' equity	113,689		
Interest Spread [4]			1.81%
Interest Margin [5]			2.01%

(1) Includes foreign exchange swap costs.
(2) Includes the impact of Balance Sheet Management activities.
(3) Basic weighted average number of ordinary shares outstanding for the half year were 529.9 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.



3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half Year Ended 30 September 2008	Average Balance $M	Interest $M	Average Rate [1] %
Interest earning assets			
Cash and liquid assets	2,036	59	5.80%
Receivables from other financial institutions	1,214	40	6.59%
Assets at fair value	15,028	550	7.32%
Loans and other receivables	116,098	5,096	8.78%
Total interest earning assets	134,376	5,745	8.55%
Non-interest earning assets			
Bills receivable	41		
Property, plant and equipment	336		
Other assets	5,889		
Provision for doubtful debts	(386)		
Total non-interest earning assets	5,880		
Total assets	140,256		
Interest bearing liabilities			
Retail funding	52,239	1,557	5.96%
Other deposits	17,785	673	7.57%
Payables to other financial institutions	1,346	41	6.09%
Bank acceptances	5,227	199	7.61%
Securitisation [2]	17,554	691	7.87%
Loan capital	2,260	100	8.85%
Other borrowings [2] [3]	32,843	1,203	7.33%
Total interest bearing liabilities	129,254	4,464	6.91%
Non interest bearing liabilities			
Bills payable	569		
Other non interest bearing liabilities	3,532		
Total non interest bearing liabilities	4,101		
Total liabilities	133,355		
Shareholders' equity [4]	6,901		
Total liabilities and shareholders' equity	140,256		
Interest Spread [5]			1.64%
Interest Margin [6]			1.91%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Includes the impact of Balance Sheet Management activities.
(4) Basic weighted average number of ordinary shares outstanding for the half year were 563.9 million.
(5) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(6) Interest margin represents net interest income as a percentage of average interest earning assets.



3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half Year Ended 31 March 2008	Average Balance $M	Interest $M	Average Rate [1] %
Interest earning assets			
Cash and liquid assets	1,840	50	5.43%
Receivables from other financial institutions	1,408	44	6.25%
Assets at fair value	12,471	426	6.83%
Loans and other receivables	108,724	4,445	8.18%
Total interest earning assets	124,443	4,965	7.98%
Non interest earning assets			
Bills receivable	46		
Property, plant and equipment	342		
Other assets	6,032		
Provision for doubtful debts	(338)		
Total non interest earning assets	6,082		
Total assets	130,525		
Interest bearing liabilities			
Retail funding	48,291	1,274	5.28%
Other deposits	17,698	615	6.95%
Payables to other financial institutions	1,083	31	5.72%
Bank acceptances	5,248	184	7.01%
Securitisation [2]	19,106	697	7.30%
Loan capital	1,899	69	7.27%
Other borrowings [2] [3]	26,317	903	6.86%
Total interest bearing liabilities	119,642	3,773	6.31%
Non interest bearing liabilities			
Bills payable	546		
Other non interest bearing liabilities	3,913		
Total non interest bearing liabilities	4,459		
Total liabilities	124,101		
Shareholders' equity [4]	6,424		
Total liabilities and shareholders' equity	130,525		
Interest Spread [5]			1.67%
Interest Margin [6]			1.92%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Includes the impact of Balance Sheet Management activities.
(4) Basic weighted average number of ordinary shares outstanding for the half year were 549.8 million.
(5) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(6) Interest margin represents net interest income as a percentage of average interest earning assets.



3.3.4 Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the year ended 30 September 2008 and 30 September 2007, and the half years ended 30 September 2008 and 31 March 2008. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

Full year movements

	September 2008 over September 2007			September 2007 over September 2006		
	Change due to			Change due to		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
Interest earning assets						
Cash and liquid assets	48	9	57	9	5	14
Receivables due from other financial institutions	(10)	12	2	13	8	21
Assets at fair value	407	78	485	73	38	111
Loans and other receivables	1,199	764	1,963	906	337	1,243
Change in interest income	1,644	863	2,507	1,001	388	1,389
Interest bearing liabilities						
Retail funding	370	373	743	169	140	309
Other deposits	508	115	623	169	100	269
Payables due to other financial institutions	42	4	46	3	4	7
Domestic borrowings	-	-	-	165	66	231
Offshore borrowings	-	-	-	252	143	395
Bank acceptances	(90)	65	(25)	-	-	-
Securitisation	(130)	190	60	-	-	-
Loan capital	10	30	40	-	-	-
Other borrowings	581	159	740	-	-	-
Change in interest expense	1,291	936	2,227	758	453	1,211
Change in net interest income	353	(73)	280	243	(65)	178

Half year movements

	September 2008 over March 2008			March 2008 over September 2007		
	Change due to			Change due to		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
Interest earning assets						
Cash and liquid assets	6	3	9	18	3	21
Receivables due from other financial institutions	(6)	2	(4)	(3)	4	1
Assets at fair value	94	30	124	132	22	154
Loans and other receivables	324	327	651	283	209	492
Change in interest income	418	362	780	430	238	668
Interest bearing liabilities						
Retail funding	118	165	283	87	89	176
Other deposits	3	55	58	208	38	246
Payables due to other financial institutions	8	2	10	14	1	15
Bank acceptances	(1)	16	15	(57)	20	(37)
Securitisation	(61)	55	(6)	(74)	63	(11)
Loan capital	16	15	31	(2)	5	3
Other borrowings	239	61	300	161	38	199
Change in interest expense	322	369	691	337	254	591
Change in net interest income	96	(7)	89	93	(16)	77



3.3.5 Derivatives

The major categories of risk managed by the Group are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide protection to income streams from volatile interest and foreign exchange rates in the financial markets.

The following table provides details of the Group's outstanding derivatives used for trading and hedging purposes.

	30 September 2008				30 September 2007			
	Contract/	Fair values			Contract/	Fair values		
$M	Notional Amount	Assets	Liabilities	Net	Notional Amount	Assets	Liabilities	Net
Derivatives held for trading								
Futures	23,885	1	-	1	6,950	-	-	-
Forward rate agreements	34,412	11	(10)	1	29,469	3	(1)	2
Interest rate swaps	108,018	834	(835)	(1)	71,827	382	(356)	26
Interest rate options	2,317	-	(57)	(57)	537	3	(10)	(7)
Foreign exchange	18,954	657	(230)	427	23,048	410	(687)	(277)
Cross currency swaps	1,056	61	(68)	(7)	2,323	102	(171)	(69)
Foreign exchange options	1,565	40	(32)	8	2,388	27	(27)	-
	190,207	**1,604**	**(1,232)**	**372**	**136,542**	**927**	**(1,252)**	**(325)**
Derivatives held for cash flow hedging								
Interest rate swaps	40,601	564	(337)	227	29,353	236	(78)	158
	40,601	**564**	**(337)**	**227**	**29,353**	**236**	**(78)**	**158**
Derivatives held for fair value hedging								
Interest rate swaps	1,351	34	(4)	30	1,556	5	(14)	(9)
Cross currency swaps	24,843	1,187	(718)	469	22,899	103	(2,096)	(1,993)
	26,194	**1,221**	**(722)**	**499**	**24,455**	**108**	**(2,110)**	**(2,002)**
Total	**257,002**	**3,389**	**(2,291)**	**1,098**	**190,350**	**1,271**	**(3,440)**	**(2,169)**

Derivative notional values have increased throughout the year as a result of balance sheet growth and increased customer activity in the currently volatile interest and exchange rate environment. These increased levels of derivatives are within the Group's Market risk framework.

3.3.5 Derivatives (continued)

The Group has credit risk on derivative transactions that have a positive value (an asset). More than 95% of derivative transactions, by notional contract value, are with counterparties that are rated investment grade quality.

The St.George risk rating system has twelve levels of classification. The levels are:

Level	International Rating
A	AAA
B	AA+ to AA
C	AA-
D	A+
E	A
F	A-
G	BBB+
H	BBB
I	BBB-
J	BB+
K	BB+
L or below	BB or below

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $257.0 billion as at 30 September 2008 (30 September 2007: $190.4 billion).


Counterparty Credit Risk
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
10.02%
34.29%
40.46%
5.56%
0.06%
5.18%
0.38%
0.29%
0.26%
0.46%
0.56%
2.48%
A
B
C
D
E
F
G
H
I
J
K
L or below
Risk Rating



3.3.5 Derivatives (continued)

Market Risk from Trading Activities

Market Risk is split into two components: general and specific market risk. General market risk is the potential for losses arising from the adverse movements in the general level of market factors such as foreign exchange rates, interest rates, exchange rate volatilities and interest rate volatilities. Specific risk is the potential for losses resulting from issuer specific factors. In St.George's case specific risk only relates to debt security positions.

Market risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including Value at Risk (VaR). VaR is a statistical estimate of losses due to general market price movements, calculated at St.George to a 99% confidence level. This means that losses greater than our VaR estimate should not occur more than once in 100 days on average. In an extreme event, losses could well exceed the VaR amount.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

The following table provides a summary of VaR by total room and by trading unit for the half years ended 30 September 2008, 31 March 2008 and 30 September 2007.

Six months ended	**30 September 2008**		**31 March 2008**		**30 September 2007**	
$'000	**High**	**Average**	**High**	**Average**	**High**	**Average**
Total Room Risk	3,407	2,711	3,619	965	1,308	586
Domestic VaR	3,327	2,687	3,290	906	1,359	545
Foreign Exchange VAR	1,197	276	1,296	306	682	220

Note: the table above incorporates all options risk. VaR is calculated at a 99% confidence interval for a 1 day-holding period using end of day trading positions.

The majority of the $2.1 million increase in average total room VaR in the 30 September 2008 reporting period is due to the increased volatility in credit spreads. An increased holding of liquid assets in the trading book combined with greater volatility of these assets and the increased volatility of all the other traded instruments accounts for the balance of the increase.

As part of the model validation process, actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis. Hypothetical profit and loss uses the same portfolio as the VaR estimate to test the predictive accuracy of the model.

VaR measurements are supplemented by a series of stress tests that are used to capture the possible effect of extreme events or market shocks. Additionally the market risk framework includes applying stop-loss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.


st.george

4 Supplementary Information

4.1 Earnings Per Share Calculations – Cash basis

	Half Year		Full Year	
	Sep 08	Mar 08	Sep 08	Sep 07
Weighted average number of shares				
Basic ('000)	563,937	549,765	557,350	529,917
Weighted average number of potential dilutive shares				
Options on ordinary shares ('000)	106	132	108	444
SAINTS ('000)	12,481	11,356	11,899	10,144
SPS ('000)	5,349	4,867	5,099	4,347
CPS I ('000)	11,415	10,385	10,881	7,380
CPS II ('000)	14,049	6,636	10,172	-
	43,400	33,376	38,157	22,315
Weighted average number of shares used in dilutive earnings per share calculation ('000)	607,337	583,141	595,507	552,232
	$M	$M	$M	$M
Cash basis earnings used in basic earnings per share calculation	718	603	1,321	1,160
add: preference share distributions on potential dilutive issues				
SAINTS	11	11	22	19
SPS	5	4	9	8
CPS I	10	10	20	13
CPS II	14	7	21	-
Cash basis earnings used in dilutive earnings per share calculation	758	635	1,393	1,200

4.2 Economic Profit

Economic Profit is defined as:

- cash earnings; plus
- 90% of the estimated value of franking credits paid to shareholders; less
- capital charge (calculated at the Group's cost of capital multiplied by average ordinary equity).

Economic Profit is used by the Bank as an additional measure to assess performance at a Group and divisional level. Capital is allocated based on the outputs of the Group's internal Economic Capital model, which is used to assess and quantify the risk capital requirement across risk types within the Group.

The capital charge is calculated at 12% of average ordinary equity in the September 2008 year. A capital charge of 11% was applied in 2007.

The higher capital charge in the 2008 year reflects the increase in the cost of capital rate to 12% and the higher level of average ordinary equity due to ordinary share capital issued during the year.

St.George's cost of capital provides an estimate of investors required rate of return for a given level of risk. Key inputs include the risk free rate, a market risk premium and a measure of St.George stock price volatility relative to the Market. The cost of capital increased in 2008 as a result of Global Market uncertainty.

Details of economic profit are as follows:

	Half Year		Full Year	
	Sep 08	Mar 08	Sep 08	Sep 07
Cash profit	718	603	1,321	1,160
Dividend imputation	273	191	464	345
Adjusted profit	991	794	1,785	1,505
Capital charge	(382)	(356)	(738)	(551)
Economic profit	609	438	1,047	954
Average ordinary equity	6,398	5,927	6,147	5,001



4.3 Branches

As at	Sep 2008	Mar 2008	Sep 2007
New South Wales	199	200	201
Australian Capital Territory	13	13	13
Queensland	32	29	28
Victoria	38	37	37
South Australia	109	109	109
Western Australia	9	9	8
Northern Territory	4	4	4
Total	404	401	400
Assets per branch - $M	365	340	315
Net Profit per branch (Mar 08 annualised)			
- Cash basis profit before preference dividends $ '000	3,347	3,082	2,968

Investment has continued in the interstate distribution network with four branches opened in Queensland, one branch in Victoria and one branch in Western Australia during the year.

4.4 Staffing (full time equivalents)

As at	Sep 2008	Mar 2008	Sep 2007
New South Wales	4,902	5,107	5,057
Australian Capital Territory	155	159	151
Queensland	384	377	349
Victoria	442	424	419
South Australia	1,187	1,224	1,221
Western Australia	197	210	192
Northern Territory	36	37	37
	7,303	7,538	7,426
Asgard	584	635	648
Total Permanent and Casual Staff	7,887	8,173	8,074
Assets per staff - $M	18.7	16.7	15.6
Staff per $m assets - No.	0.05	0.06	0.06
Net Profit per average staff (Mar 08 annualised)			
- Cash basis profit before preference dividends $'000	169	156	148
Total Group Workforce[1]	8,420	8,801	8,722

(1) The total Group workforce comprises permanent, casual and temporary staff and contractors.



4.5 Dates and Credit Ratings

Financial Calendar

Date		Event
30	September 2008	Financial year end
29	October 2008	Ex-dividend trading for SAINTS, SPS, CPS and CPS II dividends Announcement of final ordinary share dividend and special dividend
5	November 2008	Record date for SAINTS, SPS, CPS and CPS II dividends
13	November 2008	Share Scheme Meeting
18	November 2008	Ex-dividend trading for final ordinary share dividend and special dividend
20	November 2008	Payment date for SAINTS, SPS, CPS and CPS II dividends
24	November 2008	Record date for final ordinary share dividend and special dividend
26*	November 2008	Pricing period starts for DRP
16*	December 2008	DRP pricing period ends (15 days)
17*	December 2008	DRP price from ASX/shares allotted
18	December 2008	Payment of final ordinary share dividend and special dividend
24*	December 2008	DRP price from ASX/shares allotted
30	January 2009	Annual General Meeting

In the event that the proposed merger is approved on 13 November 2008, the DRP will be terminated and will not operate in relation to the final dividend and special dividend.

* Proposed dates (in the event the proposed merger is not implemented)

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A+
Moody's	P-1	Aa2
Fitch Ratings	F1	A+

Further Information

Contact Details	Media	Analysts
Name:	Jeremy Griffith	Sean O'Sullivan
Position:	General Manager – Corporate Relations	Investor Relations Manager
Phone:	(02) 9236 1328	(02) 9236 3618
Mobile:	0411 259 432	0412 139 711
Fax:	(02) 9236 3740	(02) 9236 2822
Email:	griffithj@stgeorge.com.au	osullivans@stgeorge.com.au



ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2008

	30 Sept 2008 $M	30 Sept 2007 $M
Interest income	**10,710**	8,203
Interest expense	**8,237**	6,010
Net interest income	**2,473**	2,193
Other income	**1,132**	1,092
Total operating income	**3,605**	3,285
Bad and doubtful debts expense	**291**	178
Operating expenses	**1,453**	1,390
Share of profit of equity accounted associates	**1**	-
Profit before income tax	**1,862**	1,717
Income tax expense	**656**	525
Profit after income tax	**1,206**	1,192
Minority interest	**1**	2
Net profit attributable to shareholders of the Bank	**1,205**	1,190
Dividends per ordinary share (cents)		
Final dividend paid	**86**	77
Final dividend proposed	**94**	86
Interim dividend paid	**88**	82
Special dividend proposed	**31**	-
Earnings per share (cents)		
Basic	**210.6**	219.5
Diluted	**209.2**	217.8

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2008

	As at	
	30 Sept 2008 $M	30 Sept 2007 $M
ASSETS		
Cash and liquid assets	**2,672**	2,081
Receivables due from other financial institutions	**305**	1,244
Assets at fair value through the income statement	**15,605**	11,339
Derivative assets	**3,389**	1,271
Available for sale investments	**2,810**	929
Loans and other receivables	**97,721**	89,884
Bank acceptances of customers	**22,263**	16,343
Investment in associated companies	**29**	28
Property, plant and equipment	**331**	345
Intangible assets	**1,378**	1,323
Deferred tax assets	**244**	215
Other assets	**633**	798
TOTAL ASSETS	**147,380**	125,800
LIABILITIES		
Deposits and other borrowings	**90,201**	70,803
Payables due to other financial institutions	**1,786**	1,013
Derivative liabilities	**2,291**	3,440
Bank acceptances	**3,970**	6,348
Provision for dividends	**3**	2
Current tax liabilities	**62**	101
Deferred tax liabilities	**29**	123
Other provisions	**140**	116
Bonds and notes	**37,760**	34,971
Loan capital	**3,245**	2,231
Bills payable and other liabilities	**890**	768
TOTAL LIABILITIES	**140,377**	119,916
NET ASSETS	**7,003**	5,884
SHAREHOLDERS' EQUITY		
Share capital	**5,631**	4,549
Reserves	**115**	243
Retained profits	**1,250**	1,086
Equity attributable to shareholders of the Bank	**6,996**	5,878
Minority interests	**7**	6
TOTAL SHAREHOLDERS' EQUITY	**7,003**	5,884

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 30 SEPTEMBER 2008

	30 Sept 2008 $M	30 Sept 2007 $M
Cash flow hedge reserve		
Gains and losses on cash flow hedging instruments (net of tax)		
Recognised in equity - unrealised movement [1]	(167)	46
Transferred to the income statement	4	1
Available for sale reserve		
Losses on available for sale investments (net of tax)		
Recognised in equity	(31)	(3)
Defined benefit plan actuarial (losses)/gains (net of tax)	(5)	2
Net income recognised directly in equity	(199)	46
Profit for the year	1,206	1,192
Total recognised income and expense for the year	1,007	1,238
Total recognised income and expense for the year attributable to:		
Shareholders of the Bank	1,006	1,236
Minority interests	1	2
Total recognised income and expense for the year	1,007	1,238

1. The $167 million unfavourable movement in the cash flow hedge reserve during the year primarily relates to unrealised negative fair value movements in derivatives used to hedge interest rate risk in the Group's loan and deposit portfolios. An accounting mismatch occurs as the loans and deposits are required to be recognised at amortised cost whilst the derivatives are recognised at fair value.

The unrealised $167 million unfavourable movement on the derivatives will be offset over the life of the underlying loans and deposits being hedged through the positive cash flows they will generate in the future.


st.george

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2008

	30 Sept 2008 $M	30 Sept 2007 $M
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received	10,408	8,289
Interest paid	(8,165)	(6,059)
Other income received	1,046	915
Operating expenses paid	(1,293)	(1,292)
Income taxes paid	(666)	(608)
Purchase of available for sale investments	(117)	(384)
Proceeds from sale and redemption of available for sale investments	276	1,005
Net (increase)/decrease in assets		
- balance due from other financial institutions (not at call)	163	3
- assets at fair value through the income statement	(6,451)	(5,191)
- loans and other receivables	(13,960)	(13,067)
Net increase/(decrease) in liabilities		
- balance due to other financial institutions (not at call)	757	(104)
- deposits and other borrowings	16,935	15,424
- bonds and notes	(176)	2,460
Net cash (used in)/provided by operating activities	(1,234)	1,391
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of controlled entity	-	27
Dividends received	6	8
Restructure related payments	(17)	(11)
Proceeds from sale of shares	93	8
Payments for property, plant and equipment	(83)	(91)
Proceeds from sale of property, plant and equipment	47	29
Net (increase)/decrease in other assets	4	(219)
Net cash provided by/(used in) investing activities	50	(249)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase/(decrease) in liabilities		
- other liabilities	(197)	36
- liabilities at fair value through the income statement	-	(390)
- loan capital	498	(32)
Net proceeds from the issue of Converting Preference Shares	392	320
Proceeds from the issue of shares	863	17
Issue costs	(8)	-
Dividends paid (excluding Dividend Re-Investment Plan)	(756)	(725)
Net cash provided by/(used in) financing activities	793	(774)
Net increase/(decrease) in cash and cash equivalents	(391)	368
Cash and cash equivalents at the beginning of the year	1,775	1,407
Cash and cash equivalents at the end of the year	1,384	1,775


st.george

Compliance Statement

This preliminary final report for the year ended 30 September 2008 is prepared in accordance with the ASX listing rules. It should be read in conjunction with any announcements to the market made by the Bank during the half year.

The preliminary final report has been prepared in accordance with Accounting Standards in Australia.

The financial statements of St.George are in the process of being audited by its auditor, KPMG.

....

J S Curtis P A Fegan

Chairman Managing Director and Chief Executive Officer

29 October 2008


st.george



To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	30
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 2833
Facsimile:	(02) 9236 1899
Subject:	**FINAL RESULTS PRESENTATION**
Date Sent:	29 October 2008

I attach slides of a presentation to analysts by St.George Bank's Managing Director and CEO, Mr Paul Fegan (commencing 11:00am). The presentation will be web cast live on the St.George Bank website at www.stgeorge.com.au. The slides will also be made available on the website.

Yours sincerely

Michael Bowan
General Counsel and Secretary



2008 Final Results

st.george

29 October 2008

Agenda

Result highlights:	Paul Fegan
Financial overview:	Michael Cameron
Business review, merger proposal and outlook:	Paul Fegan

Result Highlights

Paul Fegan
Managing Director and CEO

st.george

We have delivered a strong result driven by...

- Solid revenue growth
- Robust business volume growth
- Disciplined cost management
- Sound credit quality
- Focused execution of strategy

Record cash profit up 13.9%

5

FY08 profit result

	Sep-08	Sep-07	Change %
Cash profit*	$1,321m	$1,160m	13.9
Net profit^	$1,174m	$1,163m	0.9
Earnings per share*	237.0¢	218.9¢	8.3
Return on equity*	21.5%	23.2%	-
Expense to income*	38.7%	42.5%	-
Dividend	213¢	168¢	26.8

^Net profit includes hedging and non-trading derivatives volatility and is after preference dividends and significant items.
*Cash basis excludes significant items and hedging and non-trading derivatives volatility


6
Earnings performance
$bn
4
2
0
AGAAP
Cash AIFRS
9.4%
3.6
1.7
-0.3%
1.4
1.3
1.1
0.3
13.9%
Revenue
Expenses
Earnings*
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
21% earnings CAGR since Sep-00
Percentages Sep-07 to Sep-08.
*Cash basis after preference dividends. AGAAP basis after preference dividends and goodwill, before significant items


7
Volume growth
$bn
120
60
0
13.0%
120.0
20.0%
57.3
40.6
-18.6%
43.7
23.9
13.9
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Lending
Retail Deposits
Managed Funds
Percentages Sep-07 to Sep-08


8
Cost management
St.George expense to income ratio^
%
60
45
30
58.2
AGAAP^
Cash AIFRS
38.7
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Peer group expense to income ratio*
%
65
50
35
59.6
56.1
48.9
47.4
44.7
43.1
41.6
38.7
Bendigo
BOQ
CBA
ANZ
Suncorp
WBC
NAB
St.George
St.George is Australia's most efficient bank
^Cash basis, excludes goodwill and before significant items. *Ratios are from the most recent results announcements

Other key information

'Single name' exposures

- Octaviar (formerly known as MFS Group)
  - $25m margin lending exposure fully provisioned
- Allco Finance Group
  - exposure reduced from $60m to $35m as at 30 Sep-08
  - security is $80m
  - this loan is performing
- Centro Property Group
  - total exposure reduced from $458m to $427m as at 30 Sep-08
  - all exposures are fully secured, with average LVRs <70%, by direct first mortgages over portfolio of Australian shopping centres
  - St.George has no unsecured exposure to Centro Property Group entities, including Centro Property Group Ltd
  - these loans are all performing

Notes

Credit quality

Net impaired assets/net receivables

	Sep-08 %	Mar-08 %	Sep-07 %
St.George	0.12	0.12	0.10
Average of majors*		0.19	0.14

- St.George is domestically focused with no offshore operations
- No exposure to CDOs, CLOs or CDS
- No exposure to US or domestic sub prime
- No exposure to stock lending or hedge funds
- 63% of lending assets in residential mortgages
- >90% of commercial lending secured

Overall credit quality remains sound

*Source: market releases by major banks.
Includes securitisation and bill acceptances. Net impaired assets for St.George data presented in accordance with the requirements of Accounting Standard AASB 7, which became effective for the 30 Sep-08 reporting period


11
Return on equity
%
30
20
10
Return on equity
21.6
13.9
AGAAP*
Cash AIFRS
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Consistently high return on equity
*After preference dividends, income tax, OEI and before goodwill and significant items


12
Dividend
Earnings per share
¢
250
160
70
AGAAP*
Cash AIFRS
83
102
125
142
161
173
196
219
237
8yr CAGR 14%
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Dividend payout
¢
220
135
50
55
65
80
95
122
137
151
168
213
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Sep-08 dividend includes 31¢ special dividend
*Before significant items and goodwill

What we said we would deliver in 2H08

	Achieved
Solid funding profile:	
- 100% FY08 funding complete in Jun-08,	✓
- 40% FY09 pre-funding complete in Aug-08*	✓
Sound capital position	✓
Robust liquidity position, up 37.2% to 14.5% of total assets^	✓
Full period run rate impact of:	
- product repricing	✓
- free funds benefit of Nov-07 capital placement	✓
- costs disciplines initiated in 1H08	✓
Stabilisation of earnings from SGIA investment portfolio	✓
No additional large 'one-off' specific provisions in 2H08	✓
Superior to peer overall credit quality	✓
8-10% EPS growth	✓

All data as at 30 Sep-08.
*Pre-funding stopped upon agreement of revised merger terms with Westpac on 8 Sep-08. ^Since Sep-07

Financial Overview

Michael Cameron
Chief Financial Officer

st.george



15
Other key information
Notes
2H08 on 1H08 group cash NPAT performance
$m
800
700
600
603
120
Non interest income
89
Net interest income
Operating expenses
46
1
Equity associates
1
Preference dividends
1
1
Minority interests
BDD
55
84
Income tax
718
Mar-08
Sep-08



16
Operational result
FY08 on FY07 group cash NPAT performance
$m
1,500
1,250
1,000
1,160
Net interest income
280
27
Non-interest income
Operating expenses
4
2
Minority interests & equity associates
Preference dividends
4
35
Income tax
BDD
113
1,321
Sep-07
Sep-08

Other key information

Hedging and non-trading derivatives*

2H08 $m	1H08 $m	2H07 $m	1H07 $m
(41)	4	(1)	4

- Non trading derivatives are those used to hedge the Group's interest rate and exchange rate risk exposures, primarily in relation to lending assets, deposits and other borrowings
- The larger negative impact in FY08 is due to greater volatilitiy arising from fair value movements in derivatives used to hedge interest rate risk in the Bank's lending portfolio and offshore borrowings due to extreme market movements

Notes

*Net of tax

Significant items

	FY08 $m*
1H08	
Gain from Visa Inc. shareholding	54
Recognition of restructure costs	(30)
Recognition of tax expense on DCS^	(117)
2H08	
Merger related costs	(17)
Total after tax	**(110)**

- Gain from Visa Inc. represents 56.19% sold in IPO and the fair value of the remaining shares held
- Restructure costs primarily represent staff redundancy costs relating to restructuring of back office processes and consolidation of sites
- Depositary Capital Securities tax expense relates to interest deductions claimed by St.George on subordinated debentures from 1998-2003
- Merger related costs represent non-recurring expenses relating to the proposed merger with Westpac

*After tax basis. ^Depositary Capital Securities

Drivers of uplift in 2H08 earnings

- Full period run rate impact of:
  - capital free funds benefit
  - cost disciplines initiated in 1H08
  - full run rate benefit of repricing of all lending product categories
- Stabilisation of earnings from SGIA investment portfolio
- Reduced costs related to realignment of mortgage broker commissions
- No additional large 'one-off' specific provisions in 2H08
- Superior to peer overall credit quality

Uplift in 2H08 earnings in line with 1H08 management guidance

Other key information

Retail Bank
- 1% growth in revenue reflects:
  - negative contribution from SGIA investment portfolio
  - 1H07 $6.8m gain on sale of Group's equity investment in MasterCard
  - 2H08 $20m gain on sale of Group's equity investment in Visa Inc.

Institutional and Business Banking
- 28% growth in revenue reflects 29% growth in Middle Market receivables

BankSA
- 12% growth in revenue reflects:
  - continued success of business model and SA economy
  - 2H08 $5m gain on sale of Group's equity investment in Visa Inc.

Wealth Management
- 3% revenue growth reflects flat average managed funds balance growth due to deterioration in investment markets

Notes

All percentages Sep-07 to Sep-08

Segmental profits

	Profit before tax Sep-08 $m	Change* %	Cost to income ratio Sep-08 %	Contribution to segment profit %
Retail Bank	821	7	42.6	43
Before SGIA^	853	16	41.8	
Institutional and Business Banking	616	27	29.0	32
BankSA	272	13	37.6	15
Before SGIA^	276	16	37.3	
Wealth Management	194	(8)	47.6	10

*Percentages Sep-07 to Sep-08. ^Before SGIA investment portfolio trading result


22
Other key information
Notes
%
2.0
2H08 on 1H08 margin performance
1.92
0.03
Funding mix
Wholesale funding costs
0.02
0.02
Increased liquidity
Free funds
0.02
1.91
1.9
1.8
Mar-08
Sep-08
Cash rate movements during FY08
• Up 25bps in Nov-07, 25bps in Feb-08 and 25bps in Mar-08
• Down 25bps in Sep-08 and 100bps in Oct-08


23
Margin performance
FY08 on FY07
%
2.1
1.9
1.7
2.01
0.07
Funding mix
Lending mix
0.01
0.07
Increased liquidity
Free funds
0.05
1.91
Sep-07
Sep-08
Funding mix impacted by the increased proportion of wholesale borrowings
Higher wholesale borrowing costs due to volatility in global credit markets
Spread between official cash rates and the 90 day bank bill rate has widened
Product repricing initiatives have had an increased benefit in 2H08
Liquidity has been increased in response to the global credit crisis, earnings impact is neutral
Underlying net interest margin compression better than guidance*
*Underlying NIM excludes the impact of increased liquidity held

Other key information

- Excluding the impact of equity markets volatility from both years, the underlying increase in non-interest income was 9%
- Managed funds fees income was impacted by the 18.5% reduction in managed funds balances
- $70m change in SGIA investment portfolio income reflects mark to market impact of deteriorating investment markets
- Factoring and invoice discounting income reduced due to sale of Scottish Pacific factoring business in Sep-07
- Electronic banking income reduced due to lower merchant transaction volumes and increased interchange fees

Notes

Sep-07 to Sep-08

Non-interest income

	Sep-08 $m	Sep-07 $m	Change %
Product fees and commissions:			
- deposits and other accounts	253	227	11
- lending	169	151	12
- electronic banking	211	218	(3)
Managed funds	272	296	(8)
Treasury trading	125	69	81
Mortgage insurance investment portfolio (SGIA)	(36)	34	large
Factoring and invoice discounting*	5	20	(75)
Sale of shares^	25	8	large
Property sales	13	10	30
Other	69	46	50
Total	1,106	1,079	2.5

*Decline in income due to sale of Scottish Pacific factoring business in Sep-07. ^Represents $25m gain on sale of Visa Inc. shares in 2H08 and $8m gain on sale of Group's equity investment in MasterCard in 1H07



26
Cost management – FY08 on FY07
Operating Expenses
$m
1,450
1,350
1,250
1,390
11
Staff
Occupancy
11
4
Computer
Printing
2
23
Admin.
1,386
Sep-07
Sep-08
Costs down 0.3% FY08 on FY07, reflecting benefits realised from the Group's business optimisation and offshoring programs
Basel II and Anti-Money Laundering compliance projects expenditure $22.9m, compared to $11.7m in FY07
Continued investment in our people and service delivery


27
Investment program
Project investment expenditure*
29.6%
$m
240
120
0
59
79
93
96
110
125
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Mar half Sep half
FY08 completed initiatives:
• 44 new ATMs in place
• 6 new retail and 1 business branch opened, Parramatta Contact Centre relocated
• New $11m credit card processing partnership completed in Feb-08
• Second factor authentication 'Secure Code' internet banking transactions introduced
• Website redesigned and enhanced ATM and EFTPOS security
• Back office workflow processes improved
• Continued outsourcing of non-customer facing roles
• $23m spent on AML and Basel II
Continued investment in people, branches, systems and compliance
*Includes capitalised and P&L project expenditure and excludes marketing, people and training


28
Credit quality - home loans arrears performance
Home loans
90+ arrears and non-accruals
0.7%
0.6%
0.5%
0.4%
0.3%
0.2%
0.1%
0.0%
October
November
December
January
February
March
April
May
June
July
August
September
FY06 FY07 FY08
Home equity loans
90+ arrears and non-accruals
• 89 properties in possession, up from 86 as at Sep-07
• Fewer than 1,000 residential loans in arrears by 90+ days in a portfolio of over 400,000 loans
• 90+ days arrears up from a low base:
- home loans at 0.33%, up from 0.29% at Sep-07
- home equity loans at 0.36%, up from 0.30% at Sep-07
Overall arrears remain within expected ranges and manageable


29
Credit quality - consumer arrears performance
Credit cards
90+ arrears and non-accruals
4.0%
3.0%
2.0%
1.0%
0.0%
October
November
December
January
February
March
April
May
June
July
August
September
FY06 FY07 FY08
Unsecured personal loans
90+ arrears and non-accruals
Credit cards
• Credit card arrears stable at 1.04% compared to 1.07% in Sep-07
• Credit cards represent only 1.4% of total lending assets
Unsecured personal loans
• Personal loan arrears lower at 1.58%, down from 1.87% in Sep-07
• Unsecured personal loans only represent 2.2% of total lending assets
Unsecured personal loans have been de-emphasised for 2 years

30

Other key information

Collective	FY08 $m	FY07 $m
'Eligible'	284	229
'Non eligible'	86	62
	370	291
Eligible after tax	199	160
GRCL*	205	153
Eligible provision reserve	404	313
RWA	75,162	63,226
Ratio	0.54%	0.50%
Change in GRCL	52	36

Notes

*General Reserve for Credit Losses

Bad and doubtful debts expense

	FY08 $m	FY07 $m
Specific provisions		
Residential	11	15
Consumer	116	98
Margin lending	25	-
Commercial	60	42
Total	212	155
Collective provision		
Movement	31	23
Economic cycle adjust.	48	-
Total	79	23
Bad and doubtful debts expense	**291**	**178**

2H08 performance:

Residential
- $7m in Sep-08, up from $4m in Mar-08

Consumer
- $68m in Sep-08, up from $48m in Mar-08

Margin lending
- Specific provision for Octaviar (MFS)
- Average LVR remains conservative at 44.8%, up 1.0% since Mar-08

Commercial
- $36m in Sep-08, up from $24m in Mar-08

Collective provision
- $57m in Sep-08, up from $22m in Mar-08

Collective provision

Collective provision

	2H08 $m	1H08 $m	FY08 $m	FY07 $m
Movement during the period	9	22	31	23
Economic cycle adjust.	48	-	48	-
Total	**57**	**22**	**79**	**23**

- Collective provision charge was $79m in FY08 compared to $23m in FY07
- Increase primarily driven by recognition of an economic cycle adjustment
- This addition to the collective provision is made notwithstanding the Group's collective provision uses more conservative assumptions such as downturn 'loss-given-default' rates rather than average rates which are industry standard
- Collective provision coverage of the lending portfolio increases from 0.27% in FY07 to 0.31% in FY08
- In addition there is a general reserve for credit losses of $205m after tax

The collective provision and GRCL* provide coverage equivalent to 4.1 years of average historical losses

All data is from the most recent profit announcements. *Pre tax

Other key information

Notes

SGIA revaluations

	FY08 $m	FY07 $m	2H08 $m	1H08 $m
Revaluations*	(36)	34	(3)	(33)
Tax	11	(11)	1	10
After tax	(25)	23	(2)	(23)

- Current effective asset allocation is cash 55%, bonds 35% and equities 10%

*Before tax

SGIA investment portfolio

- 65% of equity exposure to investment markets hedged during May and Jun-08
- Hedges reduce the effective equity exposure within the SGIA investment portfolio to almost 10%, down from 33% at Mar-08
- Value of the equity exposure did not decline during 2H08, compared to ASX 300 benchmark which declined 14%
- Fixed income bond portfolio returned a 6.5% average annualised return over 2H08
- As at 30 Sep-08 SGIA investment portfolio totalled $393m
- Underwriting is strong and losses remain extremely modest in absolute number and dollar terms

SGIA investment portfolio repositioned for improved capital efficiency and reduced volatility


35
Capital
%
Tier 1 capital
8.5
7.5
6.5
5.5
6.65
FY08 earnings growth, net dividend, hedging & sig.items
0.65
0.73
APRA deductions and AIFRS Adjustments*
Placement
1.20
0.61
Cancel under writing 2H07 DRP
CPSII hybrid
0.62
0.13
Share Purchase Plan
0.16
Auto secn.^
Growth in RWA
1.40
6.57
Proforma 100% under writing 2H08 DRP
0.64
7.21
Sep-07
Sep-08
Tier 1 capital 6.6%, Tier 1 minimum 6.25%
ACE ratio 4.9%
As at 30 Sep-08. *Expiry of AIFRS transition relief and other Tier 1 adjustments. ^Auto securitisation transactions


36
Business Review, Merger Proposal and Outlook
Paul Fegan
Managing Director and CEO
st.george


37
Business review
Merger proposal and outlook


38
Business review
People and customers
Retail Deposits
Home Loans
Middle Market
Wealth management

Customer satisfaction


Retail Bank customer satisfaction
%
85
75
65
55
St.George differential to average of major banks now 6%
75.5%
69.9%
St.George
Average of the majors
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Aug-08

Continuing service leadership while still making tough commercial decisions

Source: Roy Morgan Research Aug-08 rolling 3-mth average respondents (aged14+) with transaction accounts at institution

Other key information

Retail funding composition

	Sep-08 $bn	%	Sep-07 $bn	%
Transaction	18.0	31	17.4	36
Savings	0.6	1	0.6	1
Fixed term	23.3	41	14.9	31
directsaver	9.1	16	7.9	17
Investment	6.3	11	7.0	15
Total	57.3	100	47.8	100

- 56.8%* growth in fixed term account balances
- 85% of term deposits roll over
- Increasing proportion of new flows from QLD, VIC and WA

Notes

*Percentages Sep-07 to Sep-08


41
Deposits
Retail deposit balances
$bn
60
40
20
29.7
20.0%*
57.3
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
• 24.2% annualised growth in 2H08, compared to system growth of 14.0%^
• Balance growth benefiting from:
- flight to quality
- focus on core offering
- average duration of deposits extended
- leverage of wealth and commercial relationships
• 32% growth in Asgard cash investment accounts during FY08
• Margin performance remains strong
• Robust growth levels providing a mitigate to challenging funding markets
Strong retail deposit growth exceeding growth in retail lending
*Percentage Sep-07 to Sep-08, compared to system growth of 14.8% (APRA retail deposits data based on growth from Aug-07 to Aug-08). ^APRA retail deposits data based on growth from Apr-08 to Aug-08 annualised

Other key information - product mix

	Receivables	Settlements				
	Sep-08 %	FY08 %	FY07 %	FY06 %	FY05 %	FY04 %
Introductory	1.0	3.6	3.9	2.8	3.6	8.0
Portfolio	27.7	25.0	27.2	29.2	29.9	34.7
Standard variable and basic	37.7	36.1	29.7	40.2	42.2	37.3
Fixed	20.1	18.6	21.3	13.3	10.4	7.8
Low doc	7.7	11.0	11.5	8.2	8.3	8.5
No deposit	5.1	5.5	6.2	5.8	4.7	2.8
Seniors access	0.7	0.2	0.2	0.5	0.9	0.9
Total	100	100	100	100	100	100

Notes


43
Home Loans
Residential receivables
9.1%*
$bn
80
55
30
38.2
75.6
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
• 8% annualised 2H08 growth
• Housing volumes impacted by:
- slower NSW system growth
- above industry concentration of line of credit loans
- declining consumer confidence due to higher interest rates, food and petrol prices and slowing economy
• Run-off rate^ 14%, down from 16% in Sep-07
• Broker commission realignment has improved channel profitability without impacting volumes
• <1bps loan loss rate
Credit quality and arrears performance remain sound
*Percentages Sep-07 to Sep-08
^Annualised run-off rate includes contractual repayments, discharges and pre-payments


44
Other key information
Notes
Distribution by loan size %
22
13
14
20
16
<$5m
$5-$10m
$10-$20m
$20-$50m
$50-$100m
>$100$150m
>$150m
Geographical distribution %
NSW 54.2
SA 14.3
WA 11.4
VIC 11.7
QLD 8.4
*All data as at 30 Sep-08


45
Middle Market
Total middle market receivables
$bn
35
20
5
VIC,QLD and WA now represent 31% of receivables
29.3%*
30.8
8.3
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
• 24% annualised growth 2H08
• 39%* growth in business deposit account balances
• Strong performance driven by:
- continued investment in people and processes, including 75 additional net front line staff in FY08
- consistent adherence to proven relationship model
• Awarded 'Best Business Bank' by CFO magazine
Relationship model continuing to deliver strong growth and sound credit outcomes
*Percentages Sep-07 to Sep-08

46

Other key information

Customer retention

- 94% of customers have maintained their relationship with St.George^

Expected churn*

- 0% of St.George customers are considering changing banks in the next 6 months
- 17% of major bank customers are considering changing

Industry leading levels of staff engagement and customer retention

Notes

^Sep-08 customers who are still with St.George. 6% attrition rate includes customers who have repaid debt, been acquired or closed their businesses. *East & Partners - Australian Commercial Transaction Banking Markets Survey Aug-07



47
Middle Market
Products per customer
Market share^
#
10.0
7.5
5.0
2.5
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
%
10.5
7.5
4.5
5.0
5.3
5.7
6.1
6.4
6.7
7.1
7.3
7.6
7.9
8.5
9.4
9.8
Sep-02
Mar-03
Sep-03
Apr-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Feb-07
Aug-07
Mar-08
Aug-08
9.8% market share, up from 5% in Sep-02
*KARM – Key account relationship management
^Cannex derived market share. From Mar-06 impact of large leveraged buy out transactions are excluded

48

Middle Market – credit quality

- >90% of total portfolio secured, >80% of total portfolio secured by property
- 68% of new FY08 business sourced from existing customers, 85% sourced from target industry segments
- Average LVR of total portfolio is 63%
- Average LVR of total property portfolio is c.58%
- Exposure to construction and development <10%
- Impaired assets/total middle market receivables is stable at 0.29%
- 92% of portfolio by exposure and 90% of regions have been reviewed by centralised group credit in last 12 months

Portfolio is well secured with relatively few large exposures

Other key information - Asgard

- Funds under administration down 16.8% since Sep-07
- Asgard top 4 in industry for net flows^
- 6.5% growth in Securitor financial adviser numbers despite tight labour market
- Asgard eWRAP awarded Investment Platform of the year*
- AdviserNetgain rated #1 integrated solution for second consecutive year**
- Continue to invest in underlying infrastructure

14.5% of market net flows^

Notes

^Plan for Life Jun-07 to Jun-08 Quarterly Data System. *AFR Smart Investor Blue Ribbon Awards 2008. **Rated #1for delivering integrated financial planning and practice management technology. Investment Trends 'hybrid category' Jan-08


50
Wealth Management
Total managed funds
$bn
-18.5%*
50
30
10
17.4
40.8
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
• Total managed funds down 7.6% since Mar-08
• Managed funds balances impacted by deterioration in investment markets
• Since Sep-07:
- S+P ASX 200 index down 30.0%
- MSCI down 24.7%
- S+P/ASX 200 A-REIT down 54.9%
• Cost to income 47.6%, down from 75.0% in Sep-02
• Continued focus on risk management and compliance culture
Solid performance in extraordinary markets
*Percentages Sep-07 to Sep-08, excludes Securitor balances. ^Accumulation basis 30 Sep-07 to 30 Sep-08

Business review

Merger proposal
and outlook

Merger proposal

- St.George and Westpac agreed a revised merger proposal on 8 Sep-08
- St.George Board confirmed its unanimous recommendation of Westpac offer in the absence of a superior proposal
- Merger exchange ratio remains unchanged at 1.31 Westpac shares for each St.George Bank share held
- St.George shareholders to receive a final dividend and special dividend totalling $1.25 per St.George share
- Independent Expert, Grant Samuel, confirmed the Westpac proposal is 'fair and reasonable and in the best interests of St.George shareholders'
- Break fee of $100m payable by St.George in specified circumstances
- Acceleration of integration and transition planning underway
- Scheme Booklet now in the hands of shareholders and proxy forms being returned
- St.George EGM and Scheme Meeting scheduled for 13 Nov-08*

*Timetable is based on best estimates of the parties and is subject to change

53

Merger proposal – key benefits

- St.George shareholders achieve an upfront premium
- Proposed operating model retains and incorporates St.George's distribution networks, brands and culture
- Merged entity will have a broader distribution network providing increased revenue opportunities
- Merged entity is expected to be 'AA' rated
- Cost synergies from merged entity, expected to be 25% of St.George cost base, will benefit both Westpac and St.George shareholders
- Independent expert considers the proposal to be 'fair' and 'reasonable' and therefore in the interests of St.George shareholders

54

Sector outlook

- Global financial crisis worst in living memory
- Repercussions to reverberate through out the economy
- Investment market volatility likely to continue
- FY09 national housing lending growth expected to be in mid-high single digits
- FY09 national business lending growth expected to be in low-mid single digits
- RBA has now adopted an easing bias, cutting official interest rates by 1.25% since Sep-08. Markets are pricing in additional easings
- Australian economy continues to slow but remains resilient supported by solid banking system, robust regulatory regime and strong fiscal and monetary positioning
- Government intervention around the world, including in Australia, is expected to prove a turning point but risks remain



Conclusion

- Result characterised by strong revenue performance, robust business volume growth and disciplined cost management
- FY08 project investment expenditure up 30%, following 6 years of consecutive increases
- Capital, funding and liquidity positioning remain solid
- Credit quality remains sound
- Solid contributions achieved across all business lines

St.George has delivered a record cash profit up 13.9% despite an unprecedented and extremely volatile environment

st.george

For further information visit
www.stgeorge.com.au
or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	39,386
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 November 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
566,568,653	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
4,000,000	CPS II
2,626	Redeemable Preference Borrower Shares
191,025	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011
90,000	Floating Rate Transferable Deposits due August 2009
100,000	Floating Rate Transferable Deposits due March 2009

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 29/10/08

Print name: Michael Bowan

== == == == ==

END

+ See chapter 19 for defined terms.